8/9.

04036111

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REGISTRANT'S NAME Aeon Co, Ltd.

*CURRENT ADDRESS 1-5-1 Nakase, Mihama-ku
Chiba-shi, Chiba
261-8515 Japan

**FORMER NAME

**NEW ADDRESS

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AUG 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34806 FISCAL YEAR 2/20/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/10/04

EXHIBIT C

ENGLISH LANGUAGE DOCUMENTS

Set out below is the English documents referred to in ANNEX B, Section B. item 1.

To customers, ÆON is more than a store. ÆON expresses the joy of enhanced personal lifestyles with appealing products and innovative customer services in inspired shopping environments. We are closer to the customer, closer to the community and moving ever closer to the top rank of global retailers.

Forward-Looking Statements

Statements contained in this report with respect to ÆON's plans, strategies and beliefs that are not historical facts are forward-looking statements about the future performance of ÆON which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause ÆON's actual results, performance or achievements to differ materially from the expectations expressed herein.



elivering on
Safety
with and for



A Message from the Management

ÆON Co., Ltd. remains constantly focused on its responsibilities in relation to global management standards and local customer needs, and on maximizing group synergies. By so doing, we have been able to achieve growth in both revenues and income for three consecutive years. With the transition to a holding company structure, ÆON has started to reform its corporate governance and group management systems as part of its efforts to build a strong base for a future in which it aims to become one of the top 10 retail groups in the world.



Toshiji Tokiwa
Chairman



Motoya Okada
President

Record Revenues and Income

The environment for the retail sector has changed dramatically. In addition to the effects of Japan's prolonged deflationary trend, the industry has also faced changes resulting from deregulation, as well as the growing presence of foreign retailers in the Japanese market. ÆON views these environmental changes as opportunities and has responded by implementing a series of reforms designed to prepare ÆON for a future as a world-class corporate group.

ÆON has also taken full advantage of the scale merits of its Group. Strategies have focused on the enhancement of ÆON's merchandising capabilities, including joint sourcing of national-brand merchandise, and the establishment of a special group devoted to expanding the TOPVALU range of private brand goods.

Another focus has been the development of common infrastructure within ÆON for IT networks and distribution networks. At the same time, management resources have been concentrated into key areas of activity, while unprofitable operations have been liquidated or merged. These structural reforms have helped to create a stronger foundation for the business activities throughout ÆON.

We worked to build a stronger financial structure to support ÆON's growth. Our priority focus was on the reduction of interest-bearing debt. We also targeted the expansion of operating cash flows through the reduction of inventories and improvements in asset efficiency by streamlining our fixed assets.

These efforts are reflected in the results for ÆON Co., Ltd. and its 111 consolidated subsidiaries. Consolidated net sales increased by 6.1% over the previous year's level to ¥3,041 billion (US$25,767 million), and consolidated operating income by 5.3% to ¥126 billion (US$1,070 million), while consolidated net income reached ¥35.0 billion (US$297 million). All of these figures are new records.

Open Management Based on "Customer First" Philosophy

Consumers have become increasingly conscious of food safety. ÆON's first priority is to ensure consumer safety and peace of mind. This is reflected in its establishment of a Food Quality Management Department with the task of building new organizational structures to ensure full disclosure in product labeling and proper quality management throughout the entire Group. ÆON has also established a specialist committee that includes outside experts. Our commitment to food safety includes the introduction of adoption of advanced quality standards. We also have a policy of disclosing information, including production histories, under a traceability system.

ÆON's "customer first" philosophy and its commitment to open management were the inspiration for the ÆON 21 Campaign. Among the initiatives to result from ideas contributed during that campaign was the Customer Deputy Store Manager System. The aim of this system is to enhance store management from the customer's perspective.

This year, we formulated the ÆON Code of Conduct. It sets out guidelines of behavior, beginning with "Everything we do, we do for our customers." Our aim, based on the Code, is customer satisfaction, built on relationships of profound trust linking ÆON with its shareholders, local communities and suppliers.

Emphasis on Group-Level Corporate Value

ÆON has taken its open management approach one step further through corporate governance reforms designed to establish management standards suitable for ÆON's future role as one of the top 10 retail groups in the world. To improve management transparency across the entire group network, it has adopted a governance structure based on the "company with committees" system defined in the Japanese Commercial Code. Under this structure, ÆON has established corporate reforms based on separation of managerial supervision and executive functions.

On May 15, 2003, ÆON made the transition to a holding company structure. At the same time, it implemented group management reforms designed to improve the corporate value of ÆON as a group. Group optimization will be the focus for a range of initiatives. By maximizing group synergy, ÆON aims to achieve higher levels of competitiveness and earning power.

Global competition is intensifying, and capital markets are rapidly becoming global in scope. We recognize that a management approach that allows direct evaluation by shareholders and investors throughout the world is essential in this new era. We will continue to work through a relentless reform process toward the implementation of global standard management systems and the improvement of shareholder value.

Toshiji Tokiwa
Chairman

Motoya Okada
President



How will ÆON approach corporate governance reforms?

ÆON aims to be one of the top 10 retail groups in the world. We believe that the best organizational structure for the realization of this goal is the "company with committees" system, which became an option under the revised Japanese Commercial Code in April 2003, and we have therefore decided to move to that system. This system of corporate governance has been in operation at our subsidiary, the Talbots, Inc. in the United States for some time, and we have been able to study the advantages and disadvantages at length. Our conclusion was that the "company with committees" system ensures open management and highly transparent governance, with strict accountability for executive decisions and results.

What are the characteristics of ÆON's governance structure?

We are creating our own unique management system that surpasses the requirements set down in the Commercial Code. One change relates to the downsizing and restructuring of the Board of Directors, which now consists of four internal and four outside directors. We have appointed outside directors who bring with them superior knowledge in a wide range of fields, including management, finance, international business and compliance. They are also able to judge the worth of corporate strategies and supervise management from a perspective that more closely reflects the perspectives of shareholders and investors.

The Audit, Nomination and Compensation Committees are all chaired by outside directors, and the Audit Committee is entirely made up of outside directors. Changes such as these will help to strengthen our supervisor functions. We will also augment the supervisory committees with our own, original approach to responsive company management: the three ÆON Advisory Councils that were established at the same time and made up of experts from various fields.

How will the original ÆON Advisory Councils operate?

We have created the Customer Advisory Council to ensure that ÆON is managed from a customer perspective, the Social Responsibility Advisory Council to strengthen our environmental and social contribution activities and make them an integral part of our branding activities, and the Management Advisory Council to formulate medium-term and long-term group strategies. We believe that the ÆON Advisory Committees will perform a very useful role as forums through which outside experts can speak freely and provide advice. Outside advice is an important asset that we are happy to receive. Even if it is unpleasant, it draws our attention to aspects that we may otherwise have overlooked.

Please describe the ÆON that will emerge from this corporate governance reform process.

We are aiming to create a highly transparent structure that will support prompt decision-making. We also want ÆON to have an open framework that allows all shareholders, customers, suppliers and employees to see the overall picture. We intend to accelerate the establishment of stores in Japan and overseas, and as the scale of our activities grows, we will also employ more people. Our organization is expanding. That is why we need an open corporate structure that everyone can understand easily.

An Interview with the President, Motoya Okada



What is the nature of ÆON's group management reforms?

At the beginning of fiscal 2004, ÆON shifted to a holding company structure. To make optimal use of group management resources, ÆON companies need to share their expertise and numerous successes with their peers in ÆON. We initiated the group management reform program with the aim of improving ÆON's total value. To achieve this aim, we will formulate basic group strategies, carry out business restructuring, optimize allocation of investment and realize the group philosophy. At the same time, we will pursue centralization, integration, sharing and standardization, from both aspects of operations and processes. Examples of the target business operations we have in mind would be general merchandise retailing and specialty retailing. On the process side, we will transform merchandising, distribution, information technology, human resources, general administration, and so on. The crucial role for ÆON as a holding company is to pursue and create group synergies by using group resources effectively and sharing best practices.

In what areas will you seek group synergies?

Specifically, there are four aspects. First, we will create merits of scale. Second, we will improve efficiency by centralizing back-office functions. Third, we will share best practices. Fourth, we will implement area strategies.

What do you mean by merits of scale?

Our core distribution network covers the entire nation, while our IT systems allow us to centralize the needs of all group companies. We will use the merits of scale associated with these capabilities to reduce merchandise costs and distribution costs by dealing directly with manufacturers.

We started to unify the merchandise procurement of processed foodstuffs and daily necessities for ÆON Co., Ltd., two general merchandise store subsidiaries and eight supermarket subsidiaries in April 2003. In another area, we will further strengthen ÆON's TOPVALU range of private-brand goods by expanding their availability at stores throughout the group companies and expanding product developments into new areas. We are also reducing costs of products, supplies and consumables through demand aggregation and the use of the WWRE e-commerce market.

What is your schedule for centralizing back-office functions?

By fiscal 2005, we will integrate the headquarters functions of group companies, including human resource management, general administration and accounting. At the start of fiscal 2004, we will establish the Back-office Support Center of ÆON Co., Ltd. to centralize accounting and financial reporting systems, human resource management, general administration and procurement. In fiscal 2005, we will extend these systems to include the entire group.

As a result of these initiatives, we will reduce the number of headquarters personnel in all group companies and realize a compact organization of energetic and responsive persons.

Have any benefits emerged already from the sharing of best practices?

The supermarket operator Maxvalu has used the expertise of the convenience store operator Ministop in relation to late-night and 24-hour operation. The specialty store operator The Sports Authority has reaped substantial benefits by reclassifying its sales areas to reflect sporting lifestyles and competitive sports, and by introducing a shop-in-shop format for key categories and leading-brand items. The results of these initiatives are also being applied extensively by other GMS and specialty store chains within the Group.

How will you implement the area strategy?

Our area strategy encompasses multiple business formats. It is extremely important to ÆON, which has a wide range of business formats. In the past, group companies made their own decisions about where to open new stores. Under the area strategy, ÆON will go beyond corporate and business format boundaries with strategies designed to make it the number one retail group in each area.

We are pursuing synergies that are unique to ÆON in these areas. The goal of our group management reforms is to create value that is greater than the sum of the parts that make up ÆON.

ÆON 21 CAMPAIGN



Working with Customers to Do More



Food Artisan Corner



Making Traditional Miso Paste



Selling Fried Rainbow Trout



Hand-raising Fresh Rainbow Trout

Food Artisan Project Gives Regional Specialties National Access

The Food Artisan Project was spawned by a customer request to help preserve Japan's disappearing regional food culture. Food Artisan corners display the products of selected regional specialty producer partners in a win-win-win relationship that gives ÆON appealing, unique products, provides small producers with access to a nationwide market and brings the best of Japan's varied food culture to consumers throughout the nation.



14
25
26
Revenues
Operating Income

GMS and Other Retail Store Operations

General merchandise stores (GMS), supermarkets, discount stores, convenience stores, department stores, etc.

This is the core business of ÆON. ÆON aims to be one of the top 10 retailers in the world and is working to realize this goal by sharing best practices to maximize group synergies. One objective is to always offer merchandise that reflects local market needs. Another objective is to enhance customer satisfaction by strengthening our services.

In its GMS and supermarket operations, ÆON places particular importance on its "Everyday Low Price" (EDLP) policy. Merchandise cost is reduced by dealing directly with manufacturers and sourcing merchandise directly from overseas. Our aim is to supply goods at prices that are always pleasing to customers. ÆON also uses advanced information technology to optimize its operating efficiency. For example, it has been able to reduce its inventory load by introducing the Open DataBase Merchandising System (ODBMS).



ÆON operates 299 JUSCO stores nationwide in Japan. We are transforming our GMS operations through policies designed to ensure a world-class cost structure supporting an "Everyday Low Price" policy for customers.

The EDLP policy has been complemented by measures designed to create an "Everyday Low Cost" (EDLC) structure. Business process reengineering has brought improvements in man-hour productivity in retail outlets, while procurement costs for supplies and equipment have been reduced through the use of the World Wide Retail Exchange (WWRE), an Internet based e-commerce market.

ÆON has intensified its development and marketing efforts for its TOPVALU private-brand (PB) goods, which emphasize highest quality and low price, as part of its efforts to maintain cost competitiveness and differentiate itself from other retail groups. In fiscal 2003, sales of TOPVALU merchandise exceeded ¥130 billion (US$1,102 million), quintupling results from five years earlier.

One of ÆON's priorities is the establishment of an integrated distribution network of





39 facilities in 19 distribution centers that will serve as a shared procurement and delivery infrastructure for the entire group. In fiscal 2003, we made significant progress toward the realization of this concept. We established four new regional distribution centers (RDC) to serve the Hyogo, Kanto, Kyushu and Chubu regions. They join the Sendai Regional Distribution Center, commissioned in fiscal 2002, for a total of five. We also established two Process Centers (PC), in Shizuoka and Shikoku.



How many colors does it take to sell a bicycle? For ÆON customers, the happy answer is "10." ÆON is using buying power and close supplier relationships to develop its own goods, such as affordably priced bicycles in a rainbow of colors.

As a result, revenues from GMS and other retail store operations increased by 6.1% to ¥2,376 billion (US$20,135 million), and operating income increased by 14.2% to ¥53.5 billion (US$453 million).

GMS Operations

ÆON Co., Ltd., the ÆON company engaged mainly in the general merchandise store (GMS) operations, has reformed its merchandising operations by introducing the Open DataBase Merchandising System (ODBMS), starting with the apparel category. In the current year, improvements in the precision of inventory management brought on by ODBMS allowed us to reduce inventories in directly operated stores by ¥4.1 billion (US$34.7 million) compared with fiscal 2002, even though sales increased by ¥23.6 billion (US$200 million). In the year to February 20, 2004 (fiscal 2004), further inventory reductions will be sought through the extension of ODBMS to other product categories, such as processed foodstuffs, and to other business segments.



Building Fast Response to Customer Needs

The Strategic Distribution Initiative is ÆON's project to attain global benchmarks of retailing performance. This advanced, IT-based integrated distribution network streamlines product flow based on real-time provision of demand, cost and supply information among customers, sellers and manufacturers. ÆON's distribution system is already helping manufacturers with production planning and giving consumers better product information and availability.

There have also been dramatic improvements in man-hour productivity. During the year under review, man-hours were cut by 2,170,000 hours, despite a 100,000-hour increase in the operating hours of existing stores. In the stores it operates directly, such as JUSCO GMS stores, ÆON Co., Ltd. aims to achieve a further reduction of four million man-hours on an existing-store basis by reengineering business processes.

In fiscal 2003, ÆON Co., Ltd. closed 9 stores that had become uncompetitive and opened 10 new ones. Major new urban outlets were opened in Sapporo in Hokkaido, Itami City in Hyogo Prefecture, and Shinagawa Ward in Tokyo, and an outlet based on the new supercenter format was established in Tenri City, Nara Prefecture. The supercenter format combines extremely low prices with an extensive range of merchandise matched precisely to local needs. ÆON Co., Ltd. will begin full-scale establishment of outlets based on this new format in fiscal 2004.

In fiscal 2003, ÆON Co., Ltd. invested ¥48.6 billion (US$412 million) in store establishment and refurbishment, information technology and distribution network development. The entire investment amount was provided from internal funds.

As a result, non-consolidated revenues of ÆON Co., Ltd. increased by 1.9% to ¥1,701 billion (US$14,417 million), and non-consolidated operating income rose by 21.4% to ¥32.2 billion (US$273 million).

Kyushu JUSCO continued to expand dynamically. It opened two new outlets and took over five stores from supermarket operator Kotobukiya. Revenues rose by 3.1% year-on-year on an existing-store basis, in part because of the benefits of facility revitalization in the second half of the previous fiscal year. The gross profit ratio improved by 0.5 points from the use of information technology to strengthen inventory control. These efforts were reflected in a dramatic rise in the revenues of Kyushu JUSCO, which increased by 27.1% to ¥130 billion (US$1,106 million). Operating income increased by 61.8% to ¥2.8 billion (US$23.7 million).





The BEST PRICE program is developing selected products for sale at exceptionally low prices. The basic concept is sale prices everyday, and these products are helping to build regular customer traffic, while giving ÆON a reputation for good value.



Dawn of the Supercenter
With the inauguration of JUSCO Supercenter Tenri in Nara Prefecture in October 2002, ÆON added a new store format to its lineup, one that combines a myriad of products—groceries, home furnishings, clothing, and pro-use tools and materials—all under one roof. We plan to open supercenters across Japan in the coming years.



In fiscal 2004, ÆON will continue to bolster its competitiveness through cost restructuring. In particular, it will use group-level scale merits to drive prices down through increased efforts in such areas as direct dealing with manufacturers, joint procurement of national-brand merchandise, development of private-brand products, and direct sourcing from overseas. Another focus will be the reduction of selling, general and administrative costs through productivity improvements in support areas. Initiatives on this level will include the establishment of an Accounting Support Center to provide centralized processing of accounting for the entire group and a Back-office Support Center to carry out integrated processing of back-office tasks for retail outlets.

Overseas Activities



ÆON's overseas GMS operations continued to expand. In Malaysia, Jaya JUSCO Stores opened a new outlet in Johor Bahru, bringing its total chain to nine stores. Other initiatives focused on the reinforcement of marketing competitiveness. In China, three new stores were opened, in Shenzhen City, Dongguan City and Zhuhai City. China is a growth market, and ÆON will continue to strengthen its presence there by establishing new outlets, especially in Guangdong Province. In fiscal 2004, plans are to open one new store each in China and Taiwan, and two in Malaysia.

NUMBER OF GMS AND OTHER RETAIL STORE OUTLETS
At the end of February 28,

	2001	2002
GMS	459	448
Japan	(425)	(418)
Overseas	(34)	(30)
Supermarkets	451	363
Convenience stores	2,361	2,010
Others	3	4
Total	3,274	2,825



Supermarket Operations

The supermarket operators Maxvalu Nishinihon and Maxvalu Tohoku continued to expand their sales opportunities aggressively, by scrapping or renovating existing outlets and opening new ones, and by extending their operating hours. In fiscal 2003, Maxvalu Nishinihon increased its revenues by 17.2% to ¥169 billion (US$1,429 million) and its operating income by 19.1% to ¥4.4 billion (US$37.0 million). Maxvalu Tohoku's revenues increased by 36.6% to ¥78.5 billion (US$665 million), while its operating income increased by 29.0% to ¥1.7 billion (US$14.6 million).

Yaohan Co., Ltd., which went bankrupt in 1997, completed corporate rehabilitation procedures with ÆON's support in February 2002 and has since been renamed Maxvalu Tokai. It achieved healthy growth in fiscal 2003, with its revenues increasing by 4.0% to ¥60.5 billion (US$513 million), and its operating income increasing by 3.6% to ¥2.9 billion (US$24.5 million).



Maxvalu is a supermarket chain that never sleeps, part of ÆON's network of 528 supermarkets from Hokkaido to Okinawa. Maxvalu stores combine respect for regional preferences with ÆON's purchasing power, while operating on an extended- or 24-hour basis.

In the Kyushu region, Maxvalu Kyushu was established as a wholly owned subsidiary on March 25, 2002 to take over the operation of the Kurashikan supermarket business of Kotobukiya. It also took over 51% of the shares of Hallo Co., Ltd., which was formerly a subsidiary of Kotobukiya. These two companies, together with Nishikyushu Well Mart Co., Ltd., now form a business structure with sales of ¥70 billion (US$593 million) in the Kyushu region.

In the Hokkaido region, ÆON converted an affiliated company, Maxvalu Hokkaido, into a consolidated subsidiary by increasing its shareholding to 56.7% through a public share offering.



Providing Good Things to Eat Nationwide

In recent years, ÆON has applied its proven retailing formulas to recapitalize and rehabilitate outside supermarket chains, creating a healthy, thriving national network with combined sales of nearly ¥600 billion (US$5,085 million). Bolstered by ÆON ideals and operating efficiency, they stand out in their markets by offering food safety, wide selection, competitive pricing and intense focus on the needs and concerns of their customers.

As a result of these moves, the ÆON supermarket network has grown to 528 stores as of the close of the fiscal year on February 20, 2003, including supermarkets operated by ÆON Co., Ltd. The combined sales of the Group's supermarkets expanded to almost ¥600 billion (US$5,085 million). Around 60% of these outlets are now open for extended hours, with some open until midnight. In addition, 167 stores now operate on a 24-hour basis.

ÆON continued to apply a scrap-and-build strategy to its supermarket operations. In fiscal 2003, 34 new stores were opened, and 41 were closed. In fiscal 2004, we are planning to open 55 new stores.

Convenience Store Operations

Ministop Co., Ltd. is an ÆON subsidiary that operates convenience stores. In the year under review, it opened 146 new stores and closed 71 that had become unprofitable. As of February 20, 2003, it had 1,470 directly operated stores. The inclusion of stores operated by area franchise holders in Japan, South Korea and the Philippines brings the total number of outlets to 2,361.

The development of original merchandise remained a key focus. A major hit product was "Belgian Chocolate Soft" ice cream, which was added to the in-store fast-food range in September 2002. A total of eight million servings had been sold by the end of February 2003. Ministop also worked actively with ÆON Co., Ltd. in the areas of joint product development and overseas procurement of raw materials. Ministop also expanded the range of merchandise it sells under ÆON's TOPVALU brand.

Fiscal 2003 was the first full year under Ministop's updated ordering system, introduced to strengthen sales support for franchise stores. All area sales-support representatives were issued laptop computers to help identify and share information on ordering and sales trends. Store participation in new-product promotions has jumped from a pre-introduction 80% to 98% in 2003, under this system.

These initiatives increased Ministop's revenues and operating income. Revenues grew 7.0% to ¥52.6 billion (US$446 million), while operating income increased by 4.9% to ¥8.6 billion (US$72.5 million).





Ministop is famous for fresh soft ice cream, but the bigger story is its profitability. The chain's in-store fast-food preparation facilities yield among the highest gross profit margin in its industry. In a depressing year for retailers, Ministop's daily per-store sales and customer traffic both rose, and net-store operating income jumped by 13.7% in fiscal 2003.

TOPVALU



Ensuring Traceability
These days, shoppers are concerned about the origin of the foods they buy. Shoppers can scan product bar codes of TOPVALU Green-Eye products at in-store terminals for an on-screen report of the place of origin, growing method, genetic provenance, and if processed, origin and production method of raw materials. The information is also available on-line—one more way ÆON responds to customers' wishes.



TOPVALU KYOKAN SENGEN
This TOPVALU brand emphasizes environmental values with useful products made from recycled and renewable materials. Products include laundry detergent, non-woven fabric cleaning cloths, toilet tissues, etc. and even origami paper. Customers embrace the opportunity to promote a recycling society by purchasing these items and contribute some of the raw materials at collection stations at our stores.



TOPVALU SELECT
This is the mark of premium quality. TOPVALU SELECT products come from famous producing regions, have premium quality ingredients and special means of preparation. One example is butter churned from milk produced only by cows in the Nagano (Japan Alps) region. It is made with reduced salt and is famous for its excellent flavor.

Specialty Store Operations

Women's apparel, family casual fashions, health and beauty-care products, footwear and other specialty retail activities



Specialty stores, such as our U.S.-based subsidiary, Talbots, help ÆON to surpass customer expectations with unique products and excellent personal services. Talbots, winner of the American Retail Excellence Best Practices Award for 2001, daily finds a hundred small but meaningful ways to make the customer smile.

The Talbots, Inc., a U.S.-based apparel chain with an "American classic" concept, achieved further improvement in its inventory efficiency. In addition to comprehensive measures to control costs and inventory levels, it was also able to cut lead times throughout its system, from product planning to ordering and delivery, through innovation of supply-chain management. By cutting product costs and reducing losses on price reductions, Talbots has been able to keep its gross profit ratio at the record level achieved in the previous fiscal year. Although Talbots added new product lines and opened 92 new stores, sales were affected by slower consumer spending in the United States. Revenues were close to the previous year's level at ¥188 billion (US$1,595 million), while operating income declined by 6.6% to ¥23.1 billion (US$196 million).

Mega Sports Co., Ltd., which is developing The Sports Authority, the large-scale sports specialty store chain in Japan, achieved major increases in both revenues and income. Revenues increased by 26.0% and operating income by 245.1%. These results reflect the expansion of independent product development and the reinforcement of marketing operations through the integration of product, sales and sales promotion operations.

ÆON continued to concentrate its management resources through a process of business restructuring and integration during fiscal 2003. Liz Japan, a joint venture established with U.S. apparel chain operator Liz Claiborne, was dissolved. ÆON Co., Ltd. absorbed the gardening business of its subsidiary, Sun-sun Land Co., Ltd. Sun-sun Land outlets are now operated by ÆON Co., Ltd. as directly owned sales units. Shares in Revman Industries Inc. of the United States were sold to Grupo Kaltex, SA de CV of Mexico.

As a result, revenues from specialty store operations increased by 2.5% to ¥450 billion (US$3,812 million). Operating income decreased by 7.7% to ¥28.4 billion (US$241 million).







Blue Grass is an ÆON subsidiary that creates specialty marketing themes catering to teens and younger women. Shops feature fresh styles for a whole-line fashion orientation with clothing and accessories that reflect timely trends.





Cox is an originator of unique "family casual" apparel that appeals to young families. With over 200 stores in Japan, Cox is now moving into large retail complexes, where its shops reflect the spirit of each area.

NUMBER OF SPECIALTY STORES

At the end of February 20,	2003	2002
Talbots	886	800
Blue Grass	685	660
Cox	199	214
Talbots Japan	44	39
Laura Ashley Japan	77	70
ÆON Forest	101	109
Mega Sports	36	33
Claire's Nippon	108	97
Nustep	257	246
Others	232	202
Total	2,627	2,470



Sarlene Fan
The Sports Authority of the U.S. sells a broad assortment of quality name brand merchandise in athletic footwear, apparel and sporting equipment. An ÆON subsidiary, Mega Sports, operates The Sports Authority stores in Japan and is expanding steadily as a co-anchor store at numerous ÆON shopping centers in Japan.

Drugstore Operations

Although most of the companies in this segment are not currently consolidated subsidiaries, ÆON's drugstore business is growing steadily. ÆON Welcia Stores is the biggest alliance of drugstore operators in Japan. It is currently expanding its network with the aim of creating Japan's first national drugstore chain. Two new members joined the alliance in fiscal 2003: Terashima Co., Ltd. in May, and Iino Co., Ltd. in September. The 13-company alliance, which includes ÆON Co., Ltd., now comprises some 1,900 stores, with annual sales in excess of ¥600 billion (US$5,085 million).

This scale gives the alliance an important advantage in product development, and the lineup of "Welcia" private-brand products now includes over 180 pharmaceuticals and hygiene products. In collaboration with FT Shiseido Co., Ltd., a major cosmetic manufacturer, the alliance is also developing its own range of private-brand cosmetic products under the "Happy Face" brand name. The first products went on sale in September 2002, and sales have been very encouraging.

ÆON Welcia Stores remains committed to accelerating the joint development of private-brand products. It will also continue to maximize alliance synergies, including the reduction of costs through integrated purchasing of merchandise and supplies.





With 13 independent companies and about 1,900 stores, ÆON Welcia Stores is the largest alliance of drugstore operators in Japan. Capitalizing on scale merits and private-brand products, ÆON Welcia Stores is evolving into Japan's first nationwide drugstore chain. "Welcia" brand products now exceed 180 pharmaceuticals and hygiene products.



SC Development Operations

Development of shopping centers, leasing and management of commercial facilities, etc.

The core company in this segment is ÆON Mall Co., Ltd., Japan's largest specialty shopping center developer. Last July, ÆON Mall opened its 14th complex, the ÆON Takaoka Shopping Center in Toyama Prefecture.

ÆON Mall also continued to improve the sales efficiency of existing facilities. The ÆON Kashiwa Shopping Center in Aomori Prefecture was refurbished in April 2002, and in June, the ÆON Suzuka Shopping Center in Mie Prefecture was reopened after expansion work. In July, a cinema complex was added to the ÆON Niihama Shopping Center in Ehime Prefecture. These efforts were reflected in a healthy 10.1% increase in sales by the 947 specialty store tenants at the 10 existing mall facilities.

In the year ended February 20, 2003, ÆON Mall expanded into the new field of property management. It is using its in-depth knowledge of retailing to provide complete and coordinated services, from the planning and development of shopping centers through to leasing, operation and facility management. It aims to expand the scope of these services to include facilities overseas as well as in Japan.

Last July, ÆON Mall became the first commercial developer to be listed on the First Section of the Tokyo Stock Exchange. A public share offering raised ¥3.5 billion (US$29.7 million) for investment in shopping center facilities.

In fiscal 2003, revenues from shopping center development operations grew 13.3% to ¥44.9 billion (US$380 million). Operating income increased by 18.8% to ¥12.3 billion (US$104 million).



ÆON Mall Co., Ltd. is Japan's largest dedicated shopping mall developer. Generally located outside of major urban centers, an ÆON mall is often the premier retail center of its service area. It develops community-oriented shopping environments, also eco-friendly and barrier free.



More than a Store—Enriching Community Life

As we see it, an ÆON mall must play a central role in its community as a virtual town, capable of meeting all of the needs of the locality it serves. Tenants include not only retailers and restaurants, but also cinema complexes and other entertainment facilities, and our malls support essential public services such as banks and health clinics.

Service and Other Operations

Finance, food service, store maintenance, wholesaling and other service activities

ÆON Credit Service Co., Ltd. improved card usage rates by working closely with ÆON retailers as a partner in popular initiatives, such as the "ÆON Festival" and "One Day Passport" programs. It also opened five new sales offices in response to the expansion of its service area resulting from the aggressive growth of new outlets among ÆON retailers. Its network of 63 sales offices in Japan worked effectively to attract new cardholders and recruit new affiliated merchants. There was a significant increase in the cardholder base for the Mycal Corporation's Saty Vivre Card. Mycal is currently undergoing corporate rehabilitation with ÆON support. ÆON Credit Service also issued a co-branded card for Babies "R" Us, a new retail chain launched by Toys "R" Us-Japan Ltd. These initiatives brought the total cardholder base as of February 2003 to 11.3 million, an increase of 1.5 million.



As a result of the above initiatives, both revenues and income climbed in this segment. Revenues rose by 16.3% to ¥73.7 billion (US$625 million). Operating income increased by 20.1% to ¥22.7 billion (US$192 million).

In overseas operations, Hong Kong-based AEON Credit Service (Asia) increased its allowance for doubtful accounts. Despite this, its revenues increased by 4.7% thanks to the success of customer development initiatives, including the introduction of a co-branded card for a restaurant chain. In Thailand, AEON Thana Sinsap (Thailand) signed up new merchants, including the Carrefour, Isetan and Tokyo department stores. It also increased its cardholder base by 250,000 to 800,000. ÆON Credit Service's businesses in Malaysia and Taiwan recorded steady growth, with the number of affiliated merchants increasing to 3,000 in Malaysia and 1,600 in Taiwan.

Added convenience and special discounts for cardholders make the ÆON Card popular with customers. Already well-established in Japan, the ÆON Card is expanding rapidly to Hong Kong, Malaysia, Taiwan and Thailand, where it supports a lifestyle that combines traditional values with the modern outlook of a growing and prosperous middle class.



Retail, Credit Service Collaboration
Throughout the year, ÆON promotes events through which ÆON Credit Service adds value for its cardholders. "One-day Passport" is an example. Postcard coupons, mailed only to card members, are redeemable at ÆON retail stores, such as JUSCO, as discounts on purchases made throughout the store in any one-day period during the campaign. The program has significantly increased card usage.



In February 2002, the amusement arcade operator ÆON Fantasy Co., Ltd. listed its shares on the JASDAQ exchange. It continued to build the competitiveness of its outlets in preparation for the establishment of its own business format under the name "Indoor Theme Park." In fiscal 2003 it opened 20 new outlets, bringing the total as of February 2003 to 154 directly owned facilities and 16 franchises. ÆON Fantasy is working to enhance its ability to attract customers through a number of initiatives, including the establishment of joint outlets in partnership with a popular fast-food chain.



ÆON Fantasy creates innovative amusement spaces that are more than a place to play. They are also secure and happy environments where children are made to feel welcome. ÆON Fantasy spaces are populated by original characters who give live performances and interact with children. Popular characters are marked for future development in amusement theatres and product sales.

Shares in the photo-print service business JUS-Photo Co., Ltd. were sold to Fujicolor Holdings Co., Ltd. This sale was part of ÆON's strategy of concentrating business resources.

As a result, revenues from service and other operations in fiscal 2003 increased by 5.3% to ¥477 billion (US$4,038 million). Operating income rose by 22.2% to ¥38.3 billion (US$324 million).

NUMBER OF STORES IN SERVICE AND OTHER OPERATIONS

At the end of February 28,	2003	2002
Gourmet D' Or	274	260
Jack	58	70
Food Services	332	330
JUS-Photo*	-	591
Reform Studio	357	318
ÆON Fantasy**	170	150
Others	117	107
Services	644	1,166
Total	976	1,496

* ÆON sold JUS-Photo in August 2002.
** This data includes franchises.

As a responsible global citizen, ÆON puts customers first and emphasizes the pursuit of peace, respect for humanity and preservation of culture by supporting activities in such areas as environmental conservation, humanitarian assistance, international cultural exchange and promotion of communities and regional cultures.

Our Contributions as a Global Citizen

The ÆON corporate philosophy underscores respect for humanity, contribution to local communities, and the pursuit of peace centered on customers. For decades, in keeping with this philosophy and as a good corporate citizen, ÆON has actively promoted environmental and social contribution. We believe that these activities should be firmly based at the local level, where the benefits are experienced directly by those who make the change. Our aim is to work in partnership with customers and local communities toward the establishment of a recycling society.

Environmental Initiatives as a Retailing Business

Retailing has a closer interaction with customers than any other industry. Stemming from our responsibilities as a retailer, we have been involved in measures with our customers to protect the global environment and promote social harmony around the world and in the communities where we do business.

Our environmental commitment is reflected in initiatives to improve store operations. For example, we are working to reduce the environmental load from our business operations by cutting electricity consumption and by encouraging drivers of delivery trucks to switch off their engines when vehicles are idling. We also emphasize environmental values



Since 1991, ÆON has sponsored tree-planting festivals at openings of its major facilities. With the help of thousands of local customers, 4,560,000 trees have been planted so far at 350 ÆON locations in Japan and overseas.



On ÆON Day, the 11th day of every month, receipts are yellow. Customers can drop their receipts in boxes earmarked for volunteer organizations, and ÆON donates 1% of the value of the receipts in each box to the named organization.



Also on ÆON Day, in the Clean Road activities, employees walk the streets and roads near their stores to remove litter and restore their neighborhoods' natural beauty. Their efforts help raise awareness of the environment and visibly demonstrate ÆON's respect for the community.





Number of participating stores*
Plastic bag reduction (millions)
*Including shops closed or transferred during the term

Aluminum cans
PET bottles

and consumer safety and peace of mind in the development and marketing of our TOPVALU range of private-brand products. Our resource conservation efforts include a recycling campaign based on the sorting of used packaging and in-store collection boxes, and a campaign to reduce the number of shopping bags used.

ÆON has designated the 11th day of every month as "ÆON Day." On these days, we strive to give something back to the environment and local communities through thought and action in partnership with local people. One such activity is the ÆON "Happy Yellow Receipt Campaign." On ÆON Day, purchase receipts are yellow, and customers may place their receipts in boxes, each individually dedicated to a selected volunteer organization or other local cause. One percent of the value of the receipts in each box is donated in the form of goods to the specified cause. This system has become an important link between customers and local communities.

Environmental Preservation Activities as a Corporate Citizen

As a corporate citizen, ÆON also makes an active contribution to environmental conservation at the regional level. In September 2002, ÆON, Mitsubishi Paper Mills, Ltd. and five other companies jointly established Adelaide Blue Gum Pty Ltd. to implement a tree-planting business in Adelaide, Australia, which will contribute to reduction of CO_2.

The ÆON Hometown Forests Program began at the Malacca Store in Malaysia in 1991. As of February 20, 2003, a total of more than 4.56 million trees have been planted at 350 sites inside and outside Japan.

The ÆON Environment Foundation was established in 1991 to continuously facilitate and support the implementation of activities for environmental conservation in Japan and developing countries. Since 1991, the Foundation has offered grants to organizations and individuals through public invitation and selection. A cumulative total of ¥1.1 billion has been awarded throughout the years. ÆON supports the Environment Foundation and last year provided grants totaling ¥100 million for 137 projects.

ÆON is helping to save the endangered orangutan by supporting the reforestation efforts of the World Wide Fund for Nature Malaysia in orangutan habitats in Borneo. Funds have also been raised for this purpose through customer donations for original-design gift-wrapping paper. This money has been donated to the World Wide Fund for Nature Japan, together with donations from the ÆON Environment Foundation.

Another example is the Forest Restoration plan in Shiretoko, Hokkaido. ÆON is working with the Hokkaido Railway Company and local governments to restore the Shiretoko Forest, which was decimated by development activities, to its pristine state. These projects are only a small part of ÆON's deep and wide-ranging involvement in global environmental conservation through partnerships with local communities.

Diverse Social Contribution Activities

In 1989, the ÆON 1% Club was established. Through this organization, ÆON companies donate 1% of their income before tax to support activities in fields ranging from environmental conservation and international cultural and human exchange to the promotion of regional culture and society.

In fiscal 2002, the ÆON 1% Club, in partnership with UNICEF Japan, launched a three-year project to restore Cambodia's educational infrastructure, which was destroyed during the long civil war. Funds were donated for the construction of 21 elementary schools in the year ended February 2002, and in fiscal 2003, funding was provided for another 57 schools.



For the past 13 years, ÆON's Teenage Ambassadors program has helped to foster international mutual understanding and friendship at the student and family level. Every year, high school students from overseas are invited to Japan to a program of school visits, cultural exchange and homestay programs.



The ÆON 1% Club launched a campaign to restore Cambodia's educational infrastructure, destroyed during the civil war. In two years, 78 schools were built with donations from customers, employees, and matching funds from ÆON 1% Club, along with similar matching funds from UNICEF Japan.



ÆON sponsors a touring group of professional actors and singers who train locally recruited children for performances of environmental-themed musicals. The children and their families become deeply involved during the weeks of rehearsals, and the performances are as much fun as they are motivating.

Another country in need of urgent postwar reconstruction is Afghanistan. In 2001, ÆON undertook refugee support activities, and in fiscal 2003, donations were collected to support land mine clearance efforts, earthquake relief work in northern Afghanistan and Afghanistan reconstruction projects. Contributions from customers and donations from ÆON together amounted to ¥403.2 million.

ÆON's Teenage Ambassadors program was established to foster mutual understanding and friendship at the international level. Last year, 24 Indonesian high school students were invited to Japan as the 13th group of visitors under the program. To date, 328 high school students have been brought to Japan from 12 countries.

The ÆON 1% Club supports a wide range of other activities. Each year since 1997, it has sponsored a nationwide tour of musical presentations with themes that underscore the importance of nature and forests. In each locality, auditions are held to select children to perform in the shows.

ÆON also contributes to society through the Cultural Foundation of Okada, which was established in 1980 to promote the development of art and culture in Mie Prefecture. The Foundation has donated many excellent examples of Japanese and foreign art to museums in Mie Prefecture. Its wide-ranging cultural promotion initiatives also include exhibitions and support for young artists. For the full story of ÆON's efforts as a global citizen, download the ÆON Environmental and Social Report 2003 from www.aeon.info/environment/report/english/.



Through sponsorship by the ÆON Environment Foundation of the tree-planting portion of the Shiretoko Forest Restoration plan, ÆON is helping to restore a vast area of land in Hokkaido damaged by poor conservation practices in the past century. It will take 100–200 years for the forest to return fully.



In 2003, ÆON companies worked to save the endangered orangutan. Customers' donations for original-design gift wrapping paper, and funds from the ÆON Environment Foundation, aided the reforestation efforts of the World Wide Fund for Nature Malaysia in orangutan habitats in Borneo.



ÆON is promoting an afforestation project at the Great Wall of China. Since 1998, ÆON and the People's Government of Beijing have jointly sponsored and supported tree planting by Chinese and Japanese volunteers aimed at restoring forests near the Great Wall that have not existed for centuries.



ÆON Co., Ltd. and Subsidiaries

Selected Financial Data (Five-year)

Years Ended February 20, 2003, 2002, 2001, 2000 and 1999

For the years ended February 20,	Millions of Yen 2003	2002	2001	2000	1999	Thousands of U.S. Dollars (Note 1) 2003
RESULTS FOR THE YEAR:						
Revenue						
Net sales	¥2,809,055	¥2,658,379	¥2,492,604	¥2,299,257	¥2,251,822	$23,805,551
Rental and other revenues	231,447	206,336	176,878	143,679	130,957	1,961,415
Total	3,040,502	2,864,715	2,669,482	2,442,936	2,382,779	25,766,966
Operating costs and expenses						
Cost of goods sold	1,999,175	1,892,418	1,780,044	1,649,894	1,625,793	16,942,161
Selling, general and administrative expenses	915,016	852,307	812,824	725,705	697,376	7,754,373
Operating income	126,311	119,990	76,614	67,337	59,610	1,070,432
Other (income) expenses-net	35,533	41,418	22,661	25,971	29,090	301,127
Income from continuing operations before income tax	90,778	78,572	53,953	41,366	30,520	769,305
Income tax	34,905	30,813	26,658	29,045	22,001	295,805
Income from continuing operations before minority interest and equity in earnings	55,873	47,759	27,295	12,321	8,519	473,500
Minority interest	(21,803)	(18,209)	(15,040)	(10,114)	(8,301)	(184,771)
Equity in net (income) loss of affiliated companies	(923)	(65)	(938)	(1,793)	1,140	(7,822)
Income from continuing operations	33,147	29,485	11,317	414	1,358	280,907
Income (Loss) from discontinued operations	1,919	(8,590)	(2,116)	(3,247)	1,906	16,263
Cumulative effect of change in accounting principle	(52)	—	—	—	—	(441)
Net income (loss)	¥ 35,014	¥ 20,895	¥ 9,201	¥ (2,833)	¥ 3,264	$ 296,729
YEAR-END FINANCIAL POSITION:						
Total assets	¥2,163,940	¥2,048,188	¥1,995,691	¥1,833,027	¥1,753,494	$18,339,314
Long-term liabilities	884,041	784,645	767,532	610,384	554,800	7,491,873
Shareholders' equity	340,634	347,900	331,678	313,292	318,632	2,886,729

Notes 1: The U.S. dollar amounts represent translations of Japanese yen at the exchange rate on February 20, 2003, of ¥118 to $1.

2: Prior year amounts in the Consolidated Financial Statements have been reclassified to discontinued operations to conform to the current-year presentation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Financial Review

Consolidated Revenues and Operating Income

Both consolidated revenues and operating income set new records in the year ended February 20, 2003. Operating revenues amounted to ¥3,041 billion (US$25,767 million), an increase of 6.1% over the previous year's result, while operating income was 5.3% higher at ¥126 billion (US$1,070 million). The ratio of selling, general and administrative (SG&A) expenses to revenues was 30.1%, which was essentially unchanged from the previous year's level.

Group companies that increased their revenues included the shopping center development firm ÆON Mall in the SC development operations segment and the financial service enterprise ÆON Credit Service and amusement facility operator ÆON Fantasy in the service and other operations segment. Both of the aforementioned companies also achieved growth in operating income, as did ÆON Co., Ltd.

Consolidated Net Income

Consolidated net income rose 67.6% over the previous year's result to ¥35.0 billion (US$297 million). Other income and expenses included a ¥0.9 billion (US$7.7 million) foreign exchange loss resulting from the strength of the yen. Relating to SG&A expenses, an ongoing scrap-and-build program for retail outlets caused losses on impairment, disposition and sales of property to increase 29.2% over the previous year's level to ¥18.0 billion (US$152 million). Valuation losses on investment securities decreased to ¥1.7 billion (US$14.7 million), which was one tenth of the previous year's level. However, a very healthy trend in operating income more than offset the increase in expenses.

Consolidated Financial Position

Consolidated total assets increased by 5.7% year-on-year to ¥2,164 billion (US$18,339 million). As a result of the introduction of a new Open Database Merchandising System (ODBMS) in the period year, merchandise inventories have decreased by 0.8% to ¥195 billion (US$1,653 million). A major reason for the increase in assets was the buoyant performance of the Group's financial subsidiary, which caused the balance of finance receivables to increase by 13.3% year-on-year to ¥394 billion (US$3,336 million).

Revenues / Operating Income


(¥ Billion)
FY '01
'02
'03
Revenues
Operating Income

SG&A Expenses / Ratio of SG&A to Total Revenues


FY '01
'02
'03
SG&A expenses
Ratio of SG&A to Total revenues

Total Assets / Shareholders' Equity
(¥ Billion)


1,996
2,048
2,364
333
348
341
FY '01
'02
'03
— Total assets
— Shareholders' equity

Long- and Short-term Loans and Commercial Paper
(¥ Billion)


544
588
559
FY '01
'02
'03

Factors affecting liabilities and shareholders' equity included a decline in short-term and long-term interest-bearing debt by 0.5% to ¥816 billion (US$6,914 million). Through strenuous efforts to curtail debt, ÆON achieved a decline despite the buoyant demand for funds by financial subsidiaries. In addition, termination benefits and retirement liabilities was increased by 70.7% over the previous year's level to ¥156 billion (US$1,323 million), in part because of a decrease in the discount rate for retirement benefits. The discount rate was reduced by 1.0 points to 1.4% to bring it into line with current yield.

Additional minimum pension liabilities increased by ¥32.8 billion (US$278 million). Retained earnings were increased by ¥28.8 billion (US$244 million). As a result, shareholders' equity decreased 2.1% from the previous year, to ¥341 billion (US$2,887 million).

DEBT POSITION

As of February 20,	Millions of Yen 2003	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2003
Long-term loans from banks and insurance companies	¥444,730	¥432,085	¥395,983	$3,764,983
Short-term bank loans	72,790	107,370	86,385	616,750
Commercial paper	41,000	49,000	62,000	347,458
Sub-total	¥559,520	¥588,455	¥544,368	$4,733,221
Debt under securitization of accounts receivable	10,000	20,000	19,000	84,745
Debt under securitization of leasehold deposits	66,135	35,331	29,008	560,466
Debt under securitization of finance receivables	—	8,956	7,706	—
Capital lease obligations	53,420	52,883	58,539	452,712
Convertible bonds	—	4,537	4,551	—
Straight bonds	127,760	110,000	95,000	1,082,712
Total	¥815,635	¥820,162	¥758,172	$6,913,856

FINANCIAL INCOME/LOSSES

As of February 20,	Millions of Yen 2003	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2003
Interest income	¥ 806	¥ 814	¥ 1,363	$ 6,830
Dividend income	706	519	533	5,983
Financial income	¥ 1,512	¥ 1,333	¥ 1,896	$ 12,813
Interest expenses	6,240	7,002	7,717	52,966
Interest on bonds	1,800	1,877	1,667	15,254
Interest on capital lease obligations	1,390	1,796	2,101	11,695
Financial charges	¥ 9,430	¥10,675	¥11,485	$ 79,915
Net financial charges	¥(7,918)	¥ (9,342)	¥ (9,589)	$(67,102)

Consolidated Cash Flows

Net cash provided by operating activities increased by ¥34.6 billion to ¥175 billion (US$1,483 million). Contributing factors included a ¥14.1 billion increase in net income.

Net cash used in investing activities decreased by ¥20.6 billion to ¥148 billion (US$1,252 million). This decrease was due to a net decrease of ¥16.0 billion in purchases of property.

Net cash used in financing activities amounted to ¥26.1 billion (US$221 million), a decline of ¥50.5 billion from the previous year's total. The reason for this result was a ¥56.2 billion reduction in interest-bearing liabilities.

There was also a ¥2.6 billion foreign exchange loss on cash and cash equivalents. This brought total cash and cash equivalents at the end of the year in review to ¥103 billion (US$875 million).

Consolidated Financial Ratios

The average return on assets (ROA) improved by 0.7 points to 1.7%, compared with the previous year's figure. The average return on equity (ROE) was 4.1 points higher at 10.2%. These increases both reflect a ¥14.1 billion year-on-year rise in net income, which amounted to ¥35.0 billion (US$297 million).

The shareholders' equity ratio was 1.3 points lower at 15.7%. This decrease resulted from a 70.7% increase in employees' termination benefit and pension liabilities of ¥156 billion (US$1,323 million).

PRINCIPAL FINANCIAL RATIOS

For the years ended February 20,	2003	2002	2001
Average return on assets (%)	1.7	1.0	0.5
Average return on shareholders' equity (%)	10.2	6.1	2.9
Operating income to revenues (%)	4.2	4.2	2.9
Shareholders' equity ratio (%)	15.7	17.0	16.6

Capital Expenditures
(¥ Billion)


146
135
118
FY '01
'02
'03

Operating Income to Revenues
(%)


2.9
4.2
4.2
FY '01
'02
'03

Shareholders' Equity Ratio
(%)


16.6
17.0
15.7
FY '01
'02
'03

ÆON Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

February 20, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
ASSETS			
Current Assets:			
Cash and cash equivalents	¥ 103,298	¥ 100,139	$ 875,407
Time deposits (Note 6)	2,031	5,718	17,212
Marketable securities (Note 4)	7,051	1,299	59,754
Notes and accounts receivable (Note 6)	71,941	68,957	609,669
Finance receivables (Notes 3 and 6)	393,642	347,373	3,335,949
Merchandise inventories	193,143	196,734	1,633,771
Assets held for sale (Note 1)	—	11,593	—
Prepaid expenses and other current assets (Note 14)	56,989	53,998	482,958
Total current assets	830,097	786,011	7,034,720
Property, Buildings and Equipment—at Cost (Notes 6, 12 and 13):			
Land	185,396	181,732	1,571,153
Buildings	488,272	460,435	4,137,898
Leasehold improvements	337,177	328,394	2,857,432
Equipment and fixtures	674,966	637,857	5,720,051
Construction in progress	6,547	6,969	55,453
Total	1,692,358	1,615,387	14,342,017
Accumulated depreciation and amortization	(745,043)	(680,955)	(6,313,924)
Net property, buildings and equipment	947,315	934,432	8,028,093
Intangible Assets (Note 5):			
Intangible assets subject to amortization:			
Software	30,746	24,697	260,559
Others	6,122	6,138	51,882
Total	36,868	30,835	312,441
Accumulated amortization	(11,744)	(9,929)	(99,525)
Net intangible assets subject to amortization	25,124	20,906	212,916
Intangible assets not subject to amortization:			
Goodwill	8,291	5,020	70,263
Trademark	8,760	9,768	74,237
Other	7,217	9,946	61,161
Total intangible assets not subject to amortization	24,269	24,734	205,661
Total intangible assets	49,392	45,640	418,577
Investments and Advances:			
Investments in and advances to affiliated companies	39,734	20,496	336,729
Investment securities (Note 4)	41,241	46,579	349,500
Total investments and advances	80,975	67,075	696,229
Other Assets:			
Fixed leasehold deposits, prepaid rent and loans to lessors (Notes 6 and 11)	155,022	143,404	1,313,746
Deferred taxes (Note 14)	69,233	36,731	586,720
Other	31,946	34,895	270,729
Total other assets	256,201	215,030	2,171,195
TOTAL	¥2,163,930	¥2,048,188	$18,338,814

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowings (Note 6)	¥ 123,780	¥ 176,370	$ 1,048,983
Notes and accounts payable:			
Trade	374,012	349,150	3,152,644
Construction	36,180	26,016	306,610
Income taxes (Note 14)	29,047	13,691	246,161
Accrued expenses and other current liabilities	108,993	104,188	923,686
Liabilities associated with assets held for sale (Note 1)	—	3,985	—
Current portion of long-term debt (Note 6)	117,605	99,453	996,653
Total current liabilities	787,619	774,853	6,674,737
Long-Term Liabilities:			
Long-term debt, less current portion (Note 6)	574,450	544,339	4,868,220
Lease deposits from lessees and others (Note 6)	146,731	142,788	1,243,483
Employees' termination benefits and pension liabilities (Note 8)	156,143	91,462	1,323,246
Deferred taxes (Note 14)	6,717	6,056	56,924
Total long-term liabilities	884,041	784,645	7,491,873
Minority Interest in Consolidated Subsidiaries	151,686	140,790	1,285,475
Commitments and Contingencies (Note 16)			
Shareholders' Equity (Notes 8, 9, 10 and 19):			
Common stock, authorized: 600,000,000 shares			
Issued:			
2003–333,274,674 shares			
2002–331,170,062 shares	51,296	49,043	434,712
Additional paid-in capital	138,012	135,914	1,169,593
Legal reserve	16,949	17,972	143,636
Retained earnings	195,584	166,830	1,657,492
Accumulated other comprehensive losses	(60,513)	(21,454)	(513,941)
Treasury stock, at cost, 254,186 shares in 2003 and 162,420 shares in 2002	(662)	(405)	(5,610)
Total shareholders' equity	340,634	347,900	2,886,729
TOTAL	¥2,163,980	¥2,048,188	$18,338,814

ÆON Co., Ltd. and Subsidiaries

Consolidated Statements of Operations

Years Ended February 20, 2003, 2002 and 2001

	Millions of Yen 2003	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2003
Revenues				
Net sales	¥2,809,055	¥2,658,379	¥2,492,604	$23,805,551
Rental and other revenues (Note 11)	231,447	206,336	176,878	1,961,415
	3,040,502	2,864,715	2,669,482	25,766,966
Operating Costs and Expenses				
Cost of goods sold	1,999,175	1,892,418	1,780,044	16,942,161
Selling, general and administrative expenses	915,016	852,307	812,824	7,754,373
	2,914,191	2,744,725	2,592,868	24,696,534
Operating Income	126,311	119,990	76,614	1,070,432
Other (Income) Expenses:				
Interest—net (Note 12)	4,624	9,861	10,122	71,085
Foreign exchange (gains) losses	913	(2,617)	756	7,737
Other expenses—net (Note 13)	25,996	34,174	11,783	220,305
	35,533	41,418	22,661	301,127
Income from Continuing Operations Before Income Taxes, Minority Interest and Equity in Net Loss of Affiliated Companies	90,778	78,572	53,953	769,305
Income Taxes (Note 14):				
Current	45,477	33,375	36,986	385,398
Deferred	(10,572)	(2,562)	(10,328)	(89,593)
	34,905	30,813	26,658	295,805
Income from Continuing Operations Before Minority Interest and Equity in Net Loss of Affiliated Companies	55,873	47,759	27,295	473,500
Minority interest in earnings of consolidated subsidiaries	(21,803)	(18,209)	(15,040)	(184,771)
Equity in net loss of affiliated companies	(923)	(65)	(938)	(7,822)
Income (Loss) from discontinued operations	1,919	(8,590)	(2,116)	16,263
Cumulative effect of change in accounting principles, net of taxes of 525 million yen	(52)	—	—	(441)
Net Income	¥ 33,014	¥ 20,895	¥ 9,201	$ 296,729

	Yen 2003	Yen 2002	Yen 2001	U.S. Dollars 2003
Amount Per Share (Note 15)				
Basic				
Net income from continuing operations	¥ 100.2	¥ 89.0	¥ 34.6	$ 0.85
Income (Loss) from discontinued operations	5.9	(25.9)	(6.4)	0.05
Cumulative effect of change in accounting principles	(0.2)	—	—	—
Net income	105.9	63.1	28.2	0.90
Diluted				
Net income from continuing operations	99.6	88.6	34.1	0.84
Income (Loss) from discontinued operations	5.8	(25.8)	(6.4)	0.05
Cumulative effect of change in accounting principles	(0.2)	—	—	—
Net income	105.2	62.8	27.7	0.89
Cash dividends declared during the year	¥ 22.0	¥ 22.0	¥ 22.0	$ 0.19

See notes to consolidated financial statements.

ÆON Co., Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years Ended February 20, 2003, 2002 and 2001

	Millions of Yen 2003	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2003
Common stock:				
Balance, beginning of year	¥ 49,043	¥ 49,036	¥ 44,132	$ 415,619
Issuance of stock for bond conversions	2,253	7	4,904	19,093
Balance, end of year	¥ 51,296	¥ 49,043	¥ 49,036	$ 434,712
Additional paid-in capital:				
Balance, beginning of year	¥ 133,914	¥134,698	¥128,302	$1,131,614
Issuance of stock for bond conversions	2,252	7	4,893	19,085
Decrease on sale of a subsidiary	(1,382)	—	—	(11,713)
Gain on sales of previously unissued stock by subsidiaries, net of tax of ¥879 million ($7,449 thousand) in 2003, ¥809 million in 2002 and ¥793 million in 2001	1,229	1,209	1,503	10,407
Balance, end of year	¥ 138,012	¥135,914	¥134,698	$1,169,593
Legal reserve:				
Balance, beginning of year	¥ 17,972	¥ 16,820	¥ 18,279	$ 152,305
Transfer from (to) retained earnings	(1,023)	1,152	(1,459)	(8,669)
Balance, end of year	¥ 16,949	¥ 17,972	¥ 16,820	$ 143,636
Retained earnings:				
Balance, beginning of year	¥ 166,830	¥154,372	¥150,862	$1,413,814
Net income	35,014	20,895	9,201	296,729
Total	201,844	175,267	160,063	1,710,543
Deduct:				
Cash dividends	7,283	7,285	7,150	61,720
Transfer to (from) legal reserve	(1,023)	1,152	(1,459)	(8,669)
Balance, end of year	¥ 195,584	¥166,830	¥154,372	$1,657,492
Accumulated other comprehensive loss:				
Net unrealized gains (losses) on available-for-sales securities, net of applicable income taxes:				
Balance, beginning of year	¥ 5,665	¥ (667)	¥ 9,700	$ 48,008
Net change during the year, net of reclassification adjustment	522	6,332	(10,367)	4,424
Balance, end of year	¥ 6,187	¥ 5,665	¥ (667)	$ 52,432
Foreign currency translation adjustments:				
Balance, beginning of year	¥ 6,275	¥ (780)	¥ (4,663)	$ 53,178
Aggregate translation adjustments during the year	(6,108)	7,055	3,883	(51,763)
Balance, end of year	¥ 167	¥ 6,275	¥ (780)	$ 1,415
Net gains on derivative financial instruments, net of applicable income taxes:				
Balance at beginning of year	¥ 102	—	—	$ 864
Adjustments for the year	(661)	¥ 102	—	(5,602)
Balance, end of year	¥ (559)	¥ 102	—	$ (4,738)
Minimum pension liability adjustment (net of applicable income taxes):				
Balance, beginning of year	¥ (33,496)	¥(21,801)	¥	$ (283,864)
Minimum pension liability adjustment	(32,844)	(33,320)		(278,339)
Balance, end of year	¥ (66,340)	(11,695)	11,519	$ (562,203)
Balance, end of year	¥ (60,545)	¥(33,496)	¥	$ (513,094)
Treasury stock		(21,801)		
Balance, beginning of year	¥ (405)	¥(21,454)	¥	$ (3,432)
Common stock acquired for treasury	(257)	(23,248)		(2,178)
Balance, end of year	¥ (662)	—	—	$ (5,610)
		¥ (405)		

See notes to consolidated financial statements.

ÆON Co., Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

Years Ended February 20, 2003, 2002 and 2001

	Millions of Yen 2003	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2003
Net income	¥ 35,014	¥ 20,895	¥ 9,201	$ 296,729
Other comprehensive income (loss), net of tax				
Unrealized gains (losses) on available-for-sale securities:				
Unrealized holding gains (losses) arising during period	158	(3,900)	(14,197)	1,339
Reclassification adjustment for losses included in net income	364	10,232	3,830	3,085
Net change in unrealized gains (losses)	522	6,332	(10,367)	4,424
Foreign currency translation adjustments	(6,108)	7,055	3,883	(51,763)
Net gains (losses) on derivative financial instruments	(661)	102	—	(5,602)
Minimum pension liability adjustment	(32,844)	(11,695)	11,519	(278,339)
Total other comprehensive income (loss)	(39,091)	1,794	5,035	(331,280)
Comprehensive income (loss)	¥ (4,077)	¥ 22,689	¥ 14,236	$ (34,551)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended February 20, 2003, 2002 and 2001

	Millions of Yen 2003	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2003
Operating Activities:				
Net income	¥ 35,011	¥ 20,895	¥ 9,201	$ 296,729
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
(Income) Loss from discontinued operations	(1,919)	8,590	2,116	(16,263)
Cumulative effect of change in accounting principles	52	—	—	441
Depreciation and amortization	105,913	104,803	100,832	897,568
Net loss on impairment, disposition and sales of property	17,977	13,912	6,432	152,347
Net gains on sales of securities	(308)	(1,193)	(3,081)	(2,610)
Write-down of securities	1,730	17,532	5,888	14,661
Minority interest in earnings	21,803	18,209	15,040	184,771
Gain on settlement of pension liability	—	(3,571)	—	—
Equity in net loss of affiliated companies	923	65	938	7,822
Deferred income taxes	(10,572)	(2,562)	(10,328)	(89,593)
Changes in operating assets and liabilities:				
Notes and accounts receivable	(23,058)	(9,052)	(50,943)	(195,407)
Merchandise inventories	432	19,924	(18,429)	3,661
Prepaid expenses and other current assets	(208)	1,390	(1,996)	(1,763)
Notes and accounts payable–trade	17,494	21,996	(15,924)	148,254
Accrued income taxes	12,268	(1,700)	(7,578)	103,966
Accrued expenses and other current liabilities	(2,276)	(38,026)	26,505	(19,288)
Other	(266)	(30,836)	(2,839)	(2,254)
Net cash provided by operating activities	174,999	140,376	55,834	1,483,042
Investing Activities:				
Finance loans receivable originated	(393,668)	(343,052)	(236,615)	(3,336,170)
Finance loans receivable repaid	356,570	299,227	245,639	3,021,780
Proceeds from sale of marketable securities	6,220	1,843	1,844	52,712
Purchases of marketable securities	(9,543)	(2,302)	(2,334)	(80,873)
Proceeds from sale of properties	6,623	8,281	10,538	56,127
Purchases of properties	(118,671)	(134,622)	(146,213)	(1,005,686)
Decrease in investments and advances	11,617	1,624	7,133	98,449
Increase in investments and advances	(25,091)	(7,650)	(3,729)	(212,636)
Net decrease (increase) in lease-related and other assets	18,155	8,272	2,733	153,856
Net cash used in investing activities	(147,788)	(168,379)	(121,004)	(1,252,441)
Financing Activities:				
Net (decrease) increase in short-term borrowings	(52,710)	1,362	(17,180)	(446,695)
Proceeds from long-term debt	139,774	112,838	185,513	1,184,525
Repayments on long-term debt	(109,010)	(79,983)	(115,676)	(923,814)
Net (decrease) increase in deposits from lessees	(242)	(1,698)	9,623	(2,051)
Subsidiary repurchase of stock from minority shareholders	(2,573)	(5,187)	—	(21,805)
Dividends paid to the parent company's shareholders	(7,283)	(7,285)	(7,150)	(61,720)
Sale of previously unissued stock by subsidiaries	5,929	4,339	4,696	50,246
Net cash (used) provided by financing activities	(26,115)	24,386	59,826	(221,314)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,569)	3,058	1,287	(21,771)
Net decrease in Cash and Cash Equivalents	(1,473)	(559)	(4,057)	(12,484)
Cash and Cash Equivalents, Beginning of Year	104,771	105,330	109,387	887,891
Cash and Cash Equivalents, End of Year	¥ 103,298	¥ 104,771	¥ 105,330	$ 875,407
Supplemental disclosure of cash flow information				
Cash paid during the year for:				
Interest	¥ 9,649	¥ 11,632	¥ 13,106	$ 81,771
Income taxes	33,210	38,401	43,353	281,441
Noncash investing and financing activities:				
Conversion of bonds to equity	¥ 4,505	¥ 14	¥ 9,797	$ 38,178

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Basis of Financial Statements and Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS

ÆON Co., Ltd., and its subsidiaries (together the "Company") operate superstores, supermarkets, discount stores, specialty and convenience stores, and restaurants in Japan and ten other countries. The Company also provides credit card and other consumer financing services and shopping center ("SC") development and maintenance services in these countries. The principal market of the Company is Japan. ÆON Co., Ltd. has approximately 360 stores in Japan and is one of Japan's leading retail companies.

BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which ÆON Co., Ltd. is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended February 20, 2003, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118 = U.S.$1, the rate of exchange at February 20, 2003. The translation should not be construed as a representation that the yen amounts could be converted into U.S. dollars at the above or any other rate.

These financial statements differ from those issued for domestic purposes in Japan in that they reflect certain adjustments which are not recorded on the books of account of the Company to present them in accordance with accounting principles generally accepted in the United States of America (the "U.S. GAAP"). The principal adjustments reflected in these financial statements are the adjustment of merchandise inventories to the lower of cost or market as determined by the retail method according to the U.S. GAAP, capitalization of interest costs during the period of construction of buildings and equipment, use of fair value for certain securities, employers' accounting for pensions, depreciation and amortization of property, buildings and equipment, impairment of long-lived assets and the transfer from retained earnings to additional paid-in capital as a result of differences in accounting for the acquisition of subsidiaries.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Principles of consolidation

The consolidated financial statements include the accounts of ÆON Co., Ltd. and its subsidiaries over which substantial control is exercised through either majority ownership of voting stock and/or other means. Investments in affiliated companies (companies over which the Company has the ability to exercise significant influence) are accounted for using the equity method. ÆON Co., Ltd. recognizes equity method losses based on the share of investee's total financing made or to be made by ÆON Co., Ltd. when previous losses have reduced the common stock investment account to zero. All significant intercompany balances, transactions and unrealized profits are eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included within the financial statements include, inventory reserve, allowance for credit losses, valuation allowance for deferred tax assets and the economic life of intangible assets.

Statements of cash flows

The Company considers currency and demand deposits and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The amounts of cash and cash equivalents related to JUS-PHOTO CO., LTD were reclassified to "Assets held for sale "from cash and cash equivalents" on the consolidated balance sheets. The difference in the amounts of cash and cash equivalents at each of the year ends between the consolidated balance sheets and the consolidated statements of cash flows are as follows:

	Millions of Yen 2003	Millions of Yen 2002
"Cash and cash equivalents" on consolidated statements of cash flows	¥103,298	¥104,771
"Cash and cash equivalents" on consolidated balance sheets	103,298	100,139
"Cash and cash equivalents" related to JUS-PHOTO CO., LTD.	—	4,632

Investment and marketable securities

Investments in debt securities and equity securities are classified as trading, held-to-maturity or available-for-sale. Trading securities are reported at fair value, with changes in fair value included in earnings. Available-for-sale securities are reported at fair value, with net unrealized gains and losses included in equity. Held-to-maturity debt securities are reported at amortized cost. See Note 4 for a discussion of the classification and reporting of these securities. For all investment securities, unrealized losses that are other than temporary are recognized in earnings. The Company holds only available-for-sale securities.

Finance receivables

Finance receivables that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-off or specific valuation allowance.

Inventories

Substantially all merchandise inventories are stated at the lower of cost or market as determined by the retail method.

Depreciation and amortization of property, buildings and equipment

Depreciation of buildings and equipment of ÆON Co., Ltd. and principal domestic subsidiaries is based on the estimated service lives and is generally provided using the declining-balance method for assets placed in service through the year ended February 20, 1998 and using the straight-line method for assets placed in service after February 20, 1998.

Depreciation of buildings and equipment of foreign subsidiaries is computed under the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Accounting for leases of store buildings

The Company conducts a substantial part of its operations in leased facilities. Generally, the Company leases land and then finances the lessor's cost of construction of a retail store by giving the lessor a lease deposit. The lease deposits are capitalized as leasehold improvements and amortized on the straight-line basis over the life of the leases (generally 20 years). The net rental payments made under these leases are charged to expense ratably over the life of the leases.

Accounting for the impairment or disposal of Long-Lived Assets
The Company adopted the provisions of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective February 21, 2002. SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of.

On September 3, 2002, the Company sold all of its shares of JUS-PHOTO CO., LTD. (a consolidated subsidiary in the service and other operations segment). The accounting related to this transaction was made in accordance with the provisions of this statement. Prior year's amounts have been reclassified to conform with current year's presentation. Assets held for sale and liabilities associated with assets held for sale are separately presented in the consolidated balance sheets. At February 20, 2002, respectively, the amount of assets held for sale was ¥11,593 million, and the liabilities associated with assets held for sale was ¥5,985 million. The details are as follows:

JUS-PHOTO CO., LTD	Millions of Yen As of February 20, 2002
Assets:	
Cash and cash equivalents	¥ 4,632
Notes and accounts receivable	479
Merchandise inventories	1,310
Property, buildings and equipment	3,048
Others	2,124
Total assets	¥ 11,593
Liabilities:	
Notes and accounts payable	¥ 1,086
Long-term debt	1,252
Others	3,647
Total liabilities associated with assets held for sale	¥ 5,985

The statement also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Adoption of the standard did not have a material impact on net income; however, it did result in classifying the operations of certain stores and subsidiaries as discontinued operations in the accompanying Consolidated Statements of Operations.

The Company has accounted for certain stores and subsidiaries as discontinued operations under the provisions of SFAS No 144 for the year ended February 20, 2003, and all prior fiscal years. The details of loss on discontinued operations are as follows:

	Millions of Yen		
	2003	2002	2001
Revenue from operations	¥ 44,740	¥ 68,529	¥ 70,086
Income (Loss) before income taxes	4,944	(6,713)	(1,961)
Income taxes	3,151	2,148	96
Minority interest in net earnings	141	271	(119)
Income (Loss) from discontinued operations	1,919	(8,590)	(2,116)

Goodwill and other intangible assets
In the prior fiscal years, the excess of purchase price over net assets acquired and other intangible assets have been amortized on a straight-line basis over their estimated useful lives with a maximum of 40 years. On February 21, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and accordingly ceased amortizing its recorded goodwill and other intangible assets with indefinite lives. At February 21, 2003 and February 20, 2002, accumulated amortization on goodwill was 2,269 million. Intangible assets are amortized over their useful lives which are primarily five years.

Income taxes
Deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax basis of assets and liabilities using the enacted tax rate. Deferred income tax expenses (benefits) are based on the change in the assets and liabilities from period to period, subject to an ongoing assessment of realization.

Advertising costs
Advertising costs which are expensed as incurred and included in selling, general and administrative expenses were ¥62,791 million ($532,127 thousand), ¥61,452 million and ¥60,604 million for 2003, 2002 and 2001, respectively.

Derivative instruments
Effective February 21, 2001, the Company adopted Statements of Financial Accounting Standards No. 133, as amended by SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, SFAS No. 133 provides that for derivative instruments that qualify for hedge accounting, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in shareholders' equity as a component of accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Gain arising from sale by a subsidiary of its own stock
The Company accounts for gains arising from sales by a subsidiary of its previously unissued stock to minority shareholders as capital transactions in the consolidated financial statements.

Comprehensive income
Comprehensive income which is included in the consolidated statements of shareholders' equity consists of net income, unrealized gains or losses on available for sale investments in debt and equity securities, foreign currency items and minimum pension liability adjustments.

NEW ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.143, "Accounting for Asset Retirement Obligations." SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Effective February 21, 2003, the Company will adopt the provisions of this statement. The cumulative effect of adjustment upon adopting this statement, net of deferred taxes and minority interest, will result in a decrease of net income by approximately 13,995 million yen.

In April 2003, the Financial Accounting Standards Board issued SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies accounting and reporting for derivatives. The adoption of this statement will have a material impact on the consolidated financial statements of the Company.

In January 2003, the Emerging Issues Task Force also reached a final consensus on Issue 03-2 ("EITF 03-2"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan ("EPF") which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On September 1, 2002, the applications, which were submitted by the Company for approval, were approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. Management plans to submit another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After the Company's applications are approved by the government, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. The effect on the Company's consolidated financial statements of the transfer has not yet been determined.

Reclassification
Certain reclassifications have been made to prior years' consolidated financial statements to conform the presentation used for the year ended February 20, 2003.

2. Acquisitions

Yaohan (currently Maxvalu Tokai Co., Ltd.)
In June 2000, ÆON Co., Ltd. invested ¥500 million to acquire 100% of the newly issued shares of Yaohan, which had been a corporation operating under the Reorganization and Rehabilitation Act since October 1997.

During the year ended February 20, 2002, Yaohan has made early repayments of debt under the reorganization repayment schedule and has completed all procedures in their reorganization and rehabilitation plan under the Act.

3. Finance Receivables

Finance receivables, principally from consumers, at February 20, 2003 and 2002, respectively, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Credit card	¥108,101	¥ 81,524	$ 916,110
Hire purchase	27,044	23,962	229,186
Credit card and hire purchase total	135,145	105,486	1,145,296
Loan-credit card, interest primarily at 18.0%–36.0%	243,119	226,150	2,060,331
Loan-other			
Unsecured, interest primarily at 7.2%–20.4%	22,291	18,593	188,907
Secured, interest primarily at 2.8%–4.6%	257	1,414	2,177
Loan to the ÆON's employees	646	590	5,475
Credit card and other loan total	266,313	246,756	2,256,890
Finance receivable total	401,459	352,242	3,402,186
Accrued interest	4,387	4,426	37,178
Total	405,845	356,668	3,439,364
Allowance for possible credit losses	(12,203)	(9,093)	(103,415)
Net finance receivables	¥393,642	¥347,573	$3,335,949

On February 20, 2003, contractual maturities of loan receivable excluding accrued interest were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Year Ending February 20,	Loan-Credit Card	Loan-Other	Loan-Credit Card	Loan-Other
2004	¥141,725	¥16,604	$1,201,060	$140,712
2005	91,231	3,967	773,144	33,618
2006	10,163	1,911	86,127	16,195
2007	—	673	—	5,703
2008	—	25	—	212
Thereafter	—	14	—	119
Total	¥243,119	¥23,194	$2,060,331	$196,559

A substantial portion of the loan portfolio represents loans made under revolving line of credit arrangements. Under such arrangements, borrowers may repay loans or make additional borrowings at anytime within the line of credit amounts as long as minimum periodic debt payments are regularly made up until the specified repayment date. The above tabulation, therefore, is not to be regarded as a forecast of future cash collection. During the years ended February 20, 2003 and 2002, the ratios of loans repaid to average loan receivable balances were 55.7% and 54.5%, respectively.

During the years ended February 20, 2003 and 2002, the parent company sold credit card receivables of ¥6,489 million (US$54,992 thousand) and ¥9,279 million, respectively, to a special purpose company. Gains and losses on such sales were not significant.

The changes in the allowance for possible credit losses for the years ended February 20, 2003, 2002 and 2001 are shown below:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Balance, beginning of year	¥ 9,095	¥ 7,178	¥ 6,127	$ 77,085
Provision for possible credit losses	19,483	12,248	8,810	165,110
Charge-offs				
Charge-offs	(17,063)	(11,537)	(8,571)	(144,602)
Recoveries	1,052	915	756	8,915
Net charge-offs	(16,011)	(10,622)	(7,815)	(135,687)
Foreign currency translation adjustments	(365)	291	56	(3,093)
Balance, end of year	¥12,203	¥ 9,095	¥ 7,178	$103,415

4. Investments

All of the Company's investments and marketable securities have been classified as available-for-sale securities and are reported at their fair value. Such equity and debt securities at February 20, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Equity securities			
Cost	¥27,754	¥31,947	$235,203
Fair value	40,493	43,373	343,161
Gross unrealized gains	15,364	12,902	130,203
Gross unrealized losses	2,625	1,476	22,246
Debt securities:			
(Principally corporate bonds)			
Cost	7,810	4,626	66,185
Fair value	7,799	4,505	66,093
Gross unrealized gains	4	3	34
Gross unrealized losses	15	124	127

Cost of sold securities is computed by the average cost method.

The proceeds from sale of available-for-sale securities and gross realized gains and losses resulting from the sale for the years ended February 20, 2003, 2002 and 2001, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Proceeds from sale	¥6,392	¥2,370	¥7,231	$54,169
Gross realized gains	39	225	3,911	331
Gross realized losses	31	79	344	263

The Company recorded a loss on the write-down of available-for-sale securities to fair value of ¥1,730 million ($14,661 thousand) for the year ended February 20, 2003 because the Company believes the decline in fair value is other than temporary.

5. Goodwill and Other Intangible Assets

Effective February 21, 2002, the Company adopted the provision of SFAS 142, which address financial accounting and reporting for acquired goodwill and intangible assets. The statement eliminates amortization of goodwill and intangible assets with indefinite useful lives and requires a transitional impairment test of these assets within six months of the date of adoption and an annual impairment test thereafter or when circumstances suggest an impairment in value has occured.

The Company has certain intangible assets mainly software, subject to amortization, and recognized amortization expense of ¥5,571 million ($47,212 thousand) for the year ended February 20, 2003. Estimated amortization expenses for the next five fiscal years are as follows:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2004	¥6,027	$51,076
2005	5,792	49,085
2006	4,732	40,102
2007	3,471	29,415
2008	1,709	14,483

The changes in the carrying amount of goodwill for the year ended February 20, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2003	2003
Balance at beginning of year	¥5,020	$42,543
Goodwill acquired during the year	3,271	27,720
Balance at the end of year	¥8,291	$70,263

Reconciliation of income before cumulative effect of change in accounting principles and earnings per share before cumulative effect of change in accounting principles to the amounts adjusted for the exclusion of goodwill amortization for the years ended February 20, 2003, 2002 and 2001 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Income from continuing operations before cumulative effects of change in accounting principles				
Reported income from continuing operations before cumulative effect of change in accounting principles	¥35,066	¥20,895	¥9,201	$297,170
Add back: goodwill amortization (net of tax)	—	275	244	—
Adjusted income from continuing operations before cumulative effects of change in accounting principles	¥35,066	¥21,170	¥9,445	$297,170

	Yen		
	2003	2002	2001
Basic earnings per share:			
Reported income from continuing operations before cumulative effect of change in accounting principles	¥106.0	¥63.1	¥28.2
Add back: goodwill amortization (net of tax)	—	0.8	0.7
Adjusted income from continuing operations before cumulative effects of change in accounting principles	¥106.0	¥63.9	¥28.9
Diluted earnings per share:			
Reported income from continuing operations before cumulative effect of change in accounting principles	¥105.4	¥62.8	¥27.8
Add back: goodwill amortization (net of tax)	—	0.8	0.7
Adjusted income from continuing operations before cumulative effects of change in accounting principles	¥105.4	¥63.6	¥28.5

6. Short-Term Borrowings and Long-Term Debt

a. Short-term borrowings at February 20, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Short-term bank loans	¥ 72,780	¥107,370	$ 616,780
Commercial paper	41,000	49,000	347,458
Debt under securitization of accounts receivable	10,000	20,000	84,745
Total	¥123,780	¥176,370	$1,048,983

Short-term bank loans are represented by notes, generally for 90 days. The loans bear interest at February 20, 2003, at 0.18% to 0.40%.

Commercial paper matures in March 2003 with an interest rate of 0.02% to 0.20% at February 20, 2003.

b. Long-term debt at February 20, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Issued by ÆON Co., Ltd.: 1.4% unsecured convertible bonds due 2003	—	¥ 4,537	—
Notes, bonds and loans, principally from banks and insurance companies, due through the year 2021:			
Secured	¥ 96,465	111,328	$ 817,500
Unsecured	476,035	430,757	4,034,195
Debt under securitization of leasehold deposits, due through the year 2010	66,135	35,331	560,466
Debt under securitization of finance receivables, due through the year 2003	—	8,956	—
Capital lease obligations, due through the year 2022	53,420	52,883	452,712
Total	692,055	643,792	5,864,873
Less current portion	117,605	99,453	996,653
Total	¥574,450	¥544,339	$4,868,220

c. At February 20, 2003 and 2002, interest rates on notes, bonds and loans, principally from banks and insurance companies, which are generally renegotiated as current market conditions change, securitized leasehold improvements and finance receivables, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
0.0% – 1.0%	¥228,145	¥ 35,046	$1,933,263
1.1% – 2.0%	231,424	262,126	1,961,220
2.1% – 3.0%	120,289	214,881	1,019,398
3.1% – 4.0%	19,618	34,213	166,254
4.1% – 5.0%	10,550	7,405	89,407
5.1% – 6.0%	8,026	5,126	68,017
6.1% – 7.0%	5,769	6,108	48,890
7.1% – 8.0%	8,477	10,327	71,839
8.1% – 9.0%	5,547	10,083	47,178
9.1% –	790	1,057	6,695
Total	¥638,635	¥586,372	$5,412,161

d. The annual maturities of long-term debt outstanding at February 20, 2003 were as follows:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2004	¥117,605	$ 996,653
2005	93,207	789,890
2006	153,346	1,299,542
2007	95,300	807,627
2008	100,521	851,873
Thereafter	132,076	1,119,288
Total	¥692,055	$5,864,873

e. Collateralized short-term bank loans, long-term debt and other at February 20, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Short-term bank loans	¥ 7,223	¥ 9,754	$ 61,212
Long-term debt	96,465	109,576	817,500
Deposit received and other	1,705	1,752	14,449
Total	¥105,393	¥121,082	$893,161

The assets of the Company pledged as collateral for short-term bank loans, long-term debt and other at February 20, 2003 and 2002, were summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Property, buildings and equipment—net	¥182,470	¥167,257	$1,546,356
Accounts receivable and finance receivables	9,485	15,002	80,381
Time deposits, lease deposits for stores (included in fixed leasehold deposits) and other	3,057	3,207	25,907
Total	¥195,012	¥185,466	$1,652,644

7. Derivatives and Hedging Activities

Risk management policy

The Company operates internationally, which exposes the Company to the risk of changes in foreign exchange rates and interest rates.

Derivative financial instruments are comprised principally of forward exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. The Company assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Company does not enter into derivative financial instruments for trading purposes. The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and, the Company has controlled credit risk through credit approvals, limits and monitoring procedures.

Foreign currency exchange rate risk management

The Company imports products from overseas. The purchases generated from overseas are mainly denominated in U.S. dollars. To manage foreign exchange exposure from purchase in foreign currencies such as U.S. dollars, the Company enters into forward exchange contracts. These contracts are primarily used to hedge the foreign currency exposure of committed purchase transactions which are denominated in foreign currencies. In accordance with the Company's policy, a specific portion of foreign currency exposure resulting from committed purchase transactions are hedged using foreign exchange contracts which principally mature within one year.

The Company also enters into currency swaps and forward exchange contracts to hedge the foreign currency risks associated with long-term debt denominated in foreign currencies.

Interest rate risk management

The Company's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The variable-rate debt obligations expose the Company to variability in their future cash flow due to changes in interest rates. To manage the variability in the future cash flow caused by interest rate changes, the Company enters into interest rate swaps, when it has determined to be appropriate based on market conditions. The interest rate swaps change the variable-rate debt obligations to fixed-rate debt obligations by entering into receive-variable, pay-fixed interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in future cash flow resulting from interest rate risk.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to foreign exchange contracts associated with purchase transactions. Changes in fair values of the hedged firm commitments and derivative instruments designated as fair value hedges of these firm commitments are recognized in other income (deductions).

Cash flow hedge

Changes in the fair value of interest rate swap contracts designated and qualifying as cash flow hedges related to variable-rate long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over twelve months. The effective portions of changes in the fair value of interest rate swap contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥661 million ($5,602 thousand) for the year ended February 20, 2003. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions) for the year ended February 20, 2003 has not been significant. There is no the hedging ineffectiveness.

The Company has also entered into certain interest rate swap agreements, interest rate cap agreements and interest rate option agreements which do not meet the hedging criteria of SFAS No. 133. The Company records these instruments at fair value on the balance sheet. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate cap agreements and interest option agreements were ¥24,452 million ($207,220 thousand) at February 20, 2003. The Company recognized net losses related to those instruments in the amount of ¥254 million ($2,153 thousand) for the year ended February 20, 2003 and classified such amount in other income (deductions).

Notional amount for derivatives at February 20, 2003 and 2002 are set forth below:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Interest rate swap contracts	¥10,664	¥ 300	$ 90,373
Interest rate cap contracts	30,734	45,525	260,457
Interest rate currency swap contracts	2,886	2,886	24,457
Interest rate option contracts	13	63	106
Forward exchange contracts	15,874	6,928	134,524
Currency swap contracts	7,640	—	64,745

8. Employees' Benefit Plans

Retirement benefit plans

ÆON Co., Ltd. and certain domestic subsidiaries have a contributory defined benefit pension plan covering employees (the "Contributory plan") which provides lifetime annuity payments commencing at age 60 based on eligible compensation and/or points at the time of severance, years of service and other factors. The Contributory plan consists of a basic part, which has been specified by the Japanese government's welfare pension regulations, and an additional part established by ÆON Co., Ltd. and certain domestic subsidiaries.

Annual contributions are made by ÆON Co., Ltd. and certain domestic subsidiaries and employees in accordance with the contribution formula stipulated by the government for the basic part and an amount determined on the basis of an accepted actuarial method for the additional part.

In March 2001, the Company amended the ÆON group retirement benefit scheme, which comprised the defined pension plan and an unfunded termination benefit plan. The change consists principally of amendments to certain retirement benefit calculation factors and settlement with respect to a certain portion of the defined pension plan. The amendments generated an unrecognized prior service gain of ¥18,561 million and a settlement gain of ¥3,571 million, respectively.

According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Company obtained an approval of exemption from future obligation by the Ministry of Health, Labor and Welfare on September 1, 2002. Under U.S. GAAP, the profit or loss on this transfer will be recognized when the pension assets related to the substitutional portion will be transferred to the government and the related pension obligations will be settled.

Certain other domestic subsidiaries also have unfunded termination benefit plans, which cover employees terminating their employment who are entitled to certain severance payments based on years of service and certain other factors. In addition, certain subsidiaries have defined benefit pension plans, of which projected benefit obligation and related fair value of plan assets at February 20, 2001 were ¥5,987 million and ¥3,971 million, respectively. Accrued liabilities for these unfunded termination and benefit pension plans were included in other long-term liabilities at February 20, 2001, but were reclassified to employees' termination benefits and pension liabilities in 2002.

The net periodic pension cost, net of contributions made by the employee, the changes in benefit obligation, plan assets, funded status of the pension plans and the termination benefit plans and major assumptions used to determine these amount were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Components of net periodic pension cost:				
Service cost	¥12,969	¥10,985	¥13,883	$109,907
Interest cost	5,106	4,949	5,346	43,271
Return on assets	(5,002)	(6,397)	(4,133)	(42,390)
Amortization of unrecognized net asset	(407)	(867)	(430)	(3,449)
Amortization of unrecognized past service cost	(1,476)	(1,508)	626	(12,508)
Amortization of unrecognized net loss	6,924	4,074	5,230	58,677
Other	—	—	(229)	—
Net periodic pension cost	¥18,114	¥11,236	¥20,293	$153,508

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Change in benefit obligation:			
Benefit obligation at beginning of year	¥(215,626)	¥(212,029)	$(1,827,339)
Service cost	(12,969)	(10,985)	(109,907)
Interest cost	(5,106)	(4,949)	(43,271)
Plan participants' contributions	(1,487)	(2,207)	(12,602)
Actuarial gain (loss)	(49,354)	(21,807)	(418,254)
Plan benefit amendment		18,561	
Partial settlement	(926)	19,635	(7,847)
Reclassification for other plans, and other	—	(9,152)	—
Benefits paid	7,226	7,307	61,237
Benefit obligation at end of year	¥(278,242)	¥(215,626)	$(2,357,983)
Change in plan assets:			
Market value of plan assets at beginning of year	¥ 113,142	¥ 110,677	$ 958,831
Actual return on assets	(11,474)	(8,417)	(97,237)
Employer contributions	8,380	8,974	71,017
Plan participants' contributions	1,487	2,207	12,602
Reclassification for other plans, and other	316	4,484	2,678
Benefits paid	(4,609)	(4,783)	(39,060)
Market value of plan assets at end of year	¥ 107,242	¥ 113,142	$ 908,831
Funded status and net amount recognized:			
Plan assets less than benefit obligation	¥(171,000)	¥(102,484)	$(1,449,152)
Unrecognized net assets at date of initial application	(407)	(814)	(3,449)
Unrecognized net loss	150,597	91,336	1,276,246
Unrecognized prior service cost	(11,037)	(12,369)	(93,535)
Net amount recognized in the consolidated balance sheet	¥ (31,847)	¥ (24,331)	$ (269,890)
Net amount recognized in the consolidated balance sheet consists of:			
Employees' termination benefits and pension liabilities	¥(156,143)	¥ (91,462)	$(1,323,246)
Intangible assets	—	—	—
Accumulated other comprehensive income-pretax	124,296	67,131	1,053,356
	¥ (31,847)	¥ (24,331)	$ (269,890)

	2003	2002
Major assumptions:		
Discount rate	1.40%	2.40%
Rate of increase in compensation levels	3.40%	3.40%
Expected long-term rate of return on plan assets	2.36%	3.29%

Plan assets, which include pension trust funds managed by trust banks and life insurance companies, are invested primarily in corporate and government bonds and stocks. In accordance with the provisions of SFAS No. 87, ÆON Co., Ltd. and certain domestic subsidiaries have recorded an additional minimum liability representing the excess of the accumulated benefit obligation with respect to the pension plan over the fair value of plan assets and accrued pension liabilities previously recorded. A corresponding amount is recognized as an intangible asset to the extent of unrecognized prior service cost, with the balance recorded as a separate reduction of shareholders' equity, net of deferred income taxes.

9. Shareholders' Equity

ÆON Co., Ltd. issued 2,104,612 shares and, 6,538 shares of common stock during the year ended February 20, 2003 and 2002 in connection with conversion of convertible debt.

The Commercial Code of Japan (the "Code") provided that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of common stock. The Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock.

ÆON Co., Ltd. may transfer, by resolution of the shareholders, a portion of retained earnings available for dividends to a common stock account.

ÆON Co., Ltd. may issue new shares of common stock to the existing shareholders without consideration by resolution of the Board of Directors.

Under the Code, the amount available for dividends is based on retained earnings as recorded on the Company's books. At February 20, 2003, retained earnings recorded on the Company's books were ¥113,132 million ($958,746 thousand) which is available for future dividends subject to the approval of the shareholders and legal reserve requirements.

10. Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended February 20, 2003, 2002 and 2001 are as follows:

	Millions of Yen		
	Pre-tax amount	Tax (Expense) benefit	Net-of-tax amount
2003:			
Unrealized gains on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	¥ 815	¥ (657)	¥ 158
Reclassification adjustment for (gains) losses included in net income	625	(261)	364
Net change in unrealized gains (losses)	1,440	(918)	522
Foreign currency translation adjustments	(6,108)	—	(6,108)
Net losses on derivative financial instruments	(774)	113	(661)
Minimum pension liability adjustment	(57,165)	24,321	(32,844)
Other comprehensive income (loss)	¥(62,607)	¥23,516	¥(39,091)
2002:			
Unrealized gains on available-for-sale securities			
Unrealized holding gains (losses) arising during period	¥ (6,268)	¥ 2,368	¥ (3,900)
Reclassification adjustment for (gains) losses included in net income	17,551	(7,319)	10,232
Net change in unrealized gains (losses)	11,283	(4,951)	6,332
Foreign currency translation adjustments	7,055	—	7,055
Net gains on derivative financial instruments	97	5	102
Minimum pension liability adjustment	(20,059)	8,364	(11,695)
Other comprehensive income (loss)	¥ (1,624)	¥ 3,418	¥ 1,794
2001:			
Unrealized gains on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	¥(24,351)	¥10,154	¥(14,197)
Reclassification adjustment for (gains) losses included in net income	6,569	(2,739)	3,830
Net change in unrealized gains (losses)	(17,782)	7,415	(10,367)
Foreign currency translation adjustments	3,883	—	3,883
Minimum pension liability adjustment	19,759	(8,240)	11,519
Other comprehensive income (loss)	¥ 5,860	¥ (825)	¥ 5,035

	Thousands of U.S. Dollars		
	Pre-tax amount	Tax (Expense) benefit	Net-of-tax amount
2003:			
Unrealized gains on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	$ 6,907	$ (5,568)	$ 1,339
Reclassification adjustment for (gains) losses included in net income	5,297	(2,212)	3,085
Net change in unrealized gains (losses)	12,204	(7,780)	4,424
Foreign currency translation adjustments	(51,763)	—	(51,763)
Net losses on derivative financial instruments	(6,559)	957	(5,602)
Minimum pension liability adjustment	(484,449)	206,110	(278,339)
Other comprehensive income (loss)	$(530,567)	$199,287	$(331,280)

11. Leasing Arrangements

In most cases, store buildings are constructed to the Company's specifications on land owned by the lessor, and are leased under noncancelable terms generally over 20 years, with annual rental charges under individual contracts being renegotiated generally every two or three years. Clauses for renewals vary by individual lease contract, but in general are renewable upon expiration on a year-to-year basis. The construction costs of most store buildings are financed by the Company in the form of lease deposits paid to the lessor, which are refundable in equal annual installments over the last 10 years of the lease, less a withholding of 10% to 20% of the lease amount, which is refundable upon termination of the lease contract. Lease deposits are non-interest bearing for the first 10 years of the lease contract and most, except for the aforementioned withholdings, bear nominal interest ranging up to 3 % during the remaining 10 years of the contracts. As these lease deposits paid to the lessors are made in amounts which approximate the cost of construction of the store buildings, they represent leasehold improvements made by the Company on leased land and are capitalized.

Rentals paid under the terms of the lease agreements, net of reductions for refunds of lease deposits, represent the rental cost for land and are considered to be operating leases.

The following is a schedule of future minimum payments required under operating leases, principally those as described above, that have initial or remaining noncancelable lease terms in excess of one year at February 20, 2003

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 34,218	$ 289,983
2005	34,269	290,415
2006	33,467	283,619
2007	31,715	268,771
2008	29,669	251,432
Thereafter	145,400	1,232,204
Total	¥308,738	$2,616,424

Total rental expenses amounted to ¥122,176 million ($1,035,390 thousand), ¥116,857 million and ¥107,291 million for the years ended February 20, 2003, 2002 and 2001, respectively.

In addition, the Company leases, under noncancelable agreements, certain store equipment over periods of four to seven years including periods covered by bargain renewal options. Such lease obligations are classified as capital leases and the related assets are depreciated over periods comparable to the useful lives of the assets. Costs of leased assets under capital leases included in property, buildings and equipment at February 20, 2003 and 2002 were ¥105,684 million ($895,627 thousand) and ¥107,213 million, respectively. Accumulated depreciation related to such leased assets at February 20, 2003 and 2002 were ¥55,943 million ($ 474,093 thousand) and ¥54,744 million, respectively.

An analysis of leased assets under capital leases at February 20, 2003 and 2002 were as follows.

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Buildings	¥ 6,640	¥ 5,687	$ 56,271
Equipment and fixtures	99,044	97,116	839,356
Total	¥105,684	¥102,803	$895,627

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments at February 20, 2003:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2004	¥18,994	$160,966
2005	14,167	120,059
2006	10,091	85,517
2007	5,988	50,746
2008	2,839	24,059
Thereafter	5,737	48,619
Total minimum lease payments	57,816	489,966
Less amount representing interest	4,396	37,254
Present value of net minimum lease payments	53,420	452,712
Less current obligations	17,840	151,187
Long-term capital lease obligations	¥35,580	$301,525

The Company leases portions of its store space to tenants under cancelable leases generally for periods of three to six years. In certain cases, rental payments are based on a minimum rental plus a percentage of tenants' sales, and in other cases, rental payments are based only on a fixed rental. The rentals received determined on the basis of tenants' sales included in rental revenue for 2003, 2002 and 2001 amounted to ¥34,308 million ($290,746 thousand), ¥29,738 million and ¥24,704 million, respectively

12. Capitalization of Interest

Interest costs attributable to major capital projects in process (mainly for leasehold improvements) have been capitalized at the effective rate of borrowings. Capitalized interest is amortized over the useful lives of the related assets.

Interest costs capitalized in 2003, 2002 and 2001 amounted to ¥128 million ($1,085 thousand), ¥308 million and ¥78 million, respectively.

13. Other (Income) Expenses-Net

Other (income) expenses–net for the years ended February 20, 2003, 2002 and 2001 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Net loss on impairment, disposition and sale of property	¥17,977	¥13,912	¥ 6,432	$152,347
Dividend income	(700)	(506)	(525)	(5,933)
Net gains on sales of securities, including gains on sale of affiliate common stock	(308)	(1,193)	(3,081)	(2,610)
Write-down of securities	1,730	17,532	5,898	14,661
Other–net	7,303	4,429	3,069	61,890
Total	¥25,996	¥34,174	¥11,783	$220,305

14. Income Taxes

Total income taxes for the years ended February 20, 2003, 2002 and 2001 comprised the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Provision for income taxes	¥34,905	¥30,813	¥26,658	$295,805
Income tax expense (benefit) directly charged (credited) to shareholders' equity				
Accumulated other comprehensive income (loss):				
Net unrealized gains (losses) on available-for-sale securities	914	4,951	(7,415)	7,780
Net gains on derivative financial instruments	(113)	(5)	—	(957)
Minimum pension liability adjustments	(24,321)	(8,364)	8,240	(206,110)
Gain on sales of previously unissued stock by subsidiaries	879	809	793	7,449
Total income taxes	¥12,268	¥28,204	¥28,276	$103,967

Income taxes in Japan applicable to the Company, imposed by the national, prefectural and municipal governments, in the aggregate, result in a normal effective statutory rate of approximately 41.7% for the years ended February 20, 2003, 2002, and 2001. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the combined statutory tax rate for the years ended February 20, 2003, 2002 and 2001 to the effective rates of income taxes reflected in the accompanying consolidated statements of operations is as follows:

On March 31, 2003, taxation of corporation by the size of their businesses was enacted in Japan, which changed the normal effective statutory tax rate from approximately 41.7% to 40.3%, effective for the fiscal years beginning after April 1, 2004. The effect of this change will be to decrease deferred tax assets by approximately ¥210 million as of February 20, 2003 and to decrease net income by approximately ¥305 million for the year ended February 20, 2004.

	2003	2002	2001
Normal Japanese statutory tax rate	41.7%	41.7%	41.7%
Increase (decrease) in taxes resulting from:			
Expenses not deductible for tax purposes	0.6	2.2	2.1
Dividends from foreign subsidiaries eliminated for consolidation purposes	0.7	1.8	1.7
Operating losses of certain subsidiaries	0.8	3.8	8.8
Tax benefits on losses of subsidiaries	(3.1)	(3.7)	(1.6)
Lower rate applicable to income in certain foreign countries	(3.5)	(4.7)	(5.6)
Per capita portion of inhabitant tax	2.9	4.0	4.9
Foreign tax credit	(0.5)	(0.6)	(0.1)
Others	(1.1)	(5.3)	(2.5)
Effective income tax rate	39.5%	39.2%	49.4%

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at February 20, 2003 and 2002, were as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2002		2003	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Inventories	¥ 8,564	—	¥ 8,575	—	$ 72,576	—
Property, buildings and equipment	21,912	¥14,262	19,814	¥ 9,184	185,695	$120,864
Capitalization of interest	—	2,505	—	2,677	—	21,229
Investment securities	14,118	22,091	15,399	22,771	119,644	187,212
Retirement and pension costs	63,170	—	37,125	—	535,339	—
Enterprise tax	2,782	—	1,575	—	23,577	—
Other temporary differences	26,424	502	20,091	1,819	223,966	4,254
Tax loss carryforwards	14,019	—	14,657	—	118,805	—
Total	150,993	39,360	117,236	30,451	1,279,602	333,559
Valuation allowances	(23,798)	—	(30,432)	—	(201,678)	—
Total	¥127,195	¥39,360	¥86,804	¥36,451	$1,077,924	$333,559

A valuation allowance is established to reduce certain subsidiaries' deferred tax assets relating to net operating loss carryforwards and certain temporary differences to reflect uncertainty associated with their realization. The valuation allowance decreased by ¥6,634 million ($56,220 thousand) during the year ended February 20, 2003 and decreased by ¥3,079million during the year ended February 20, 2002.

At February 20, 2003 certain subsidiaries have net operating loss carryforwards of approximately ¥31,423 million ($266,297 thousand) which are available as deductions from their individually reported taxable income of future years. If not utilized, such carryforwards expire as follows:

Expiring in	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 3,855	$ 32,669
2005	832	7,051
2006	15,747	133,449
2007	2,045	17,331
2008	8,944	75,797
Total	¥31,423	$266,297

As of February 20, 2003, provisions totaling ¥961 million ($8,144 thousand) were made for taxes on undistributed earnings of all foreign subsidiaries of which earnings are not deemed to be permanently reinvested. Taxes on undistributed earnings of domestic subsidiaries and affiliates have not been provided as any dividends to be received are not expected to be subject to tax under present Japanese tax law.

15. Per Share Amounts

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Amount Per Share				
Net income from continuing operations	¥33,147	¥29,485	¥11,317	$280,907
1.2% unsecured convertible bonds due 2001	—	—	—	—
1.4% unsecured convertible bonds due 2003	—	37	37	—
The effect of dilutive securities:	—	37	37	—
Adjusted net income from continuing operations	33,147	29,522	11,354	280,907
Income (Loss) on discontinued operations	1,919	(8,590)	(2,116)	16,263
Cumulative effect of change in accounting principle	(52)	—	—	(441)
Net income	¥35,014	¥20,932	¥ 9,238	$296,729

	Number of shares		
	2003	2002	2001
Weighted-average common shares outstanding	330,772,796	331,117,827	326,656,123
The effect of dilutive securities:			
1.2% unsecured convertible bonds due 2001	—	—	4,505,998
1.4% unsecured convertible bonds due 2003	2,084,791	2,120,012	2,125,642
Diluted common shares outstanding	332,857,587	333,237,839	333,287,763

Cash dividends per common share presented in the consolidated statements of operations are the amounts of dividends declared and paid during the year.

16. Commitments and Contingencies

Commitments outstanding at February 20, 2003, for construction of property, buildings and equipment and for lease deposits approximated ¥4,891 million ($41,449 thousand).

Contingent liabilities at February 20, 2003, for guarantees of loans were ¥1,682 million ($14,254 thousand)

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. Under FIN 46, the Company is required to consolidate variable interest entities for which the Company is deemed to be the primary beneficiaryby the year ending February 20, 2004, and disclose information about those in which the Company has significant variable interests effective immediately.

In February 2001, ÆON Co., Ltd. entered into noncancelable operating lease contracts related to five shopping center buildings with an unconsolidated special purpose entity ("SPE"). In connection with the lease contracts, ÆON Co., Ltd. also entered into Total Rate of Return ("TROR") swap contracts with the SPE, principally to swap repayments of the first special bond of ¥8,700 million ($73,729 thousand) to be issued by the SPE for construction of the leased assets and certain proceeds from sales of the leased assets.

17. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the companies to report the fair value of certain financial instruments.

A summary of the carrying amounts and estimated fair values of financial instruments at February 20, 2003 and 2002 was as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2002		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:						
Cash and cash equivalents	¥103,298	¥103,298	¥100,139	¥100,139	$ 875,407	$ 875,407
Time deposits	2,031	2,031	5,718	5,718	17,212	17,212
Notes and accounts receivable	71,941	71,941	68,957	68,957	609,669	609,669
Liabilities:						
Short-term borrowings	123,780	123,780	176,370	176,370	1,048,983	1,048,983
Notes and accounts payable	408,192	408,192	375,166	375,166	3,459,234	3,459,234
Long-term debt	692,055	700,955	643,792	634,052	5,864,873	5,940,297
Derivative financial instruments: gains (losses)						
Interest rate swap contracts	(261)	(519)	(12)	(12)	(2,212)	(4,384)
Interest rate cap contracts	(81)	(51)	—	(417)	(686)	(586)
Interest rate currency swap contracts	(83)	(83)	109	109	(703)	(703)
Interest rate option contracts	—	—	—	—	—	—
Forward exchange contracts	13	13	441	441	110	110
Currency swap contracts	(263)	(263)	—	—	(2,229)	(2,229)

Assets, including cash and cash equivalents, time deposits, and notes and accounts receivable are carried at approximate fair value amount.

The fair value of marketable and investment securities which is generally estimated by market quotes obtained from exchanges for listed securities or dealers for unlisted securities is disclosed in Note 4.

Short-term bank loans, notes and accounts payable are carried at approximate fair value amounts. For long-term fixed-rate debt, the estimated fair values were calculated by discounted future cash flows using the borrowing interest rates currently available to the Company for debt with similar terms and remaining average maturities.

The fair values of interest rate swap, interest rate cap and currency swap contracts are the estimated amount that the Company would receive or pay to terminate the contracts at the reporting date.

The fair values of forward exchange contracts were estimated based on market prices for contracts with similar terms

It is not practicable to estimate the fair value of the finance receivables, net, as the balance is comprised of large groups of smaller-balance receivables, and the difficulty in estimating the future cash flows under revolving line of credit. Also, it is not practicable to estimate the fair value of the guarantee deposits received from tenants and franchisees because timing of the future cash flows is uncertain.

18. Segment Information

The Company separates its operations into four segments, which consist of general merchandise store and other retail store operations, specialty store operations, SC development operations and service and other operations, and reviews operating results of the segments to make decisions about resources to be allocated to the segments and to assess its performance regularly.

The general merchandise store and other retail store operations include mainly general merchandise store, supermarket, discount store, convenience store and department store operations. Stores in this segment offer various types of goods. The specialty store operations include women's apparel, casual wear items for men and women, cosmetics and toiletries, and shoes. The Company management assesses the operating results of stores categorized in this segment separately from those of general merchandise stores because of the differences in target customers and level of value added to the merchandise. The SC development operations provide store development and rental services. The service and other operation segment includes credit card operations, consumer financing, drugstores, amusement facility operator, restaurants and store maintenance.

The Company also separates its operations into three geographic areas, which consist of Japan, North America and others. This segmentation is based on location of operations.

As described in Note 1 "Basis of Financial Statements and Summary of Significant Accounting Policies," the accompanying consolidated financial statements differ from those issued for domestic purposes in Japan. The Company evaluates segment performance based on operating income and assets, recorded in accordance with the accounting principles generally accepted in Japan (the "Japanese GAAP"). The principal adjustments and reclassifications reflected in the accompanying consolidated financial statements to present them in accordance with U.S. GAAP are discussed in Note 1. Intersegment revenue and transfers between geographic areas are accounted for at values based on market prices.

Operating Segment Information

	Millions of Yen				
	General merchandise stores and other retail store operations	Specialty store operations	SC development operations	Service and other operations	Total
2003:					
Revenue from external customers	¥2,354,779	¥449,099	¥ 27,544	¥255,083	¥3,086,504
Intersegment revenue	21,162	733	17,307	221,427	260,649
Depreciation and amortization	55,575	10,629	7,979	8,124	82,307
Segment operating income	53,528	28,420	12,262	38,271	132,481
Segment assets	1,110,996	246,897	221,547	529,023	2,108,463
Expenditures for segment assets	56,634	16,106	15,738	9,758	98,236
2002:					
Revenue from external customers	¥2,218,964	¥438,808	¥ 23,089	¥253,731	¥2,934,592
Intersegment revenue	20,156	130	16,485	198,651	235,422
Depreciation and amortization	45,127	9,911	7,605	8,067	70,710
Segment operating income	46,853	30,801	10,321	31,330	119,305
Segment assets	1,100,401	226,880	218,867	491,895	2,038,043
Expenditures for segment assets	74,790	16,327	24,287	11,471	126,875
2001:					
Revenue from external customers	¥2,094,791	¥411,513	¥ 17,725	¥214,610	¥2,738,639
Intersegment revenue	12,633	440	15,391	180,426	208,890
Depreciation and amortization	41,857	8,127	7,115	7,075	64,174
Segment operating income	36,334	20,074	8,001	27,403	91,812
Segment assets	1,109,726	221,757	214,656	429,379	1,975,518
Expenditures for segment assets	74,833	13,835	23,666	10,893	123,227

	Thousands of U.S. Dollars				
2003:					
Revenue from external customers	$19,955,746	$3,805,924	$ 233,424	$2,161,720	$26,156,814
Intersegment revenue	179,339	6,381	146,669	1,876,500	2,208,899
Depreciation and amortization	470,975	90,076	67,619	68,847	697,517
Segment operating income	453,627	240,847	103,915	324,331	1,122,720
Segment assets	9,415,220	2,092,347	1,877,517	4,483,246	17,868,330
Expenditures for segment assets	479,949	136,492	133,373	82,695	832,509

Geographic Area Information

	Millions of Yen			
	Japan	North America	Others	Total
2003:				
Revenue from external customers	¥2,722,929	¥206,965	¥156,610	¥3,086,504
Long-lived assets	925,939	34,528	31,443	991,910
2002:				
Revenue from external customers	¥2,587,748	¥208,105	¥138,739	¥2,934,592
Long-lived assets	925,795	35,441	34,888	996,124
2001:				
Revenue from external customers	¥2,454,796	¥182,443	¥101,400	¥2,738,639
Long-lived assets	938,446	25,965	30,130	994,541

	Thousands of U.S. Dollars			
2003:				
Revenue from external customers	$23,075,669	$1,753,941	$1,327,204	$26,156,814
Long-lived assets	7,829,144	292,610	283,415	8,405,169

Reconciliation of the reportable segments' amounts to the amounts per consolidated financial statements

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Revenues:				
Total revenue for reportable segments	¥3,347,153	¥3,170,014	¥2,947,529	$28,365,703
Elimination of intersegment revenue under Japan GAAP	(260,649)	(235,422)	(208,890)	(2,208,889)
Adjustments/Reclassifications to U.S. GAAP	(46,002)	(69,877)	(69,157)	(389,846)
Total revenues	¥3,040,502	¥2,864,715	¥2,669,482	$25,766,968
Depreciation and amortization:				
Total depreciation and amortization for reportable segments	¥ 82,306	¥ 70,710	¥ 64,174	$ 697,508
Adjustments/Reclassifications to U.S. GAAP	23,607	34,093	36,658	200,060
Total depreciation and amortization	¥ 105,913	¥ 104,083	¥ 100,832	$ 897,568
Profit:				
Total reportable segment operating income under Japan GAAP	¥ 132,481	¥ 119,305	¥ 91,812	$ 1,122,720
Elimination of intersegment income under Japan GAAP	(309)	(83)	248	(2,619)
Adjustments/Reclassifications to U.S. GAAP	(9,861)	768	(15,446)	(49,669)
Operating income	¥ 126,311	¥ 119,990	¥ 76,614	$ 1,070,432
Other (income) expenses:				
Interest—net	¥ 6,621	¥ 9,861	¥ 10,122	$ 73,089
Foreign exchange (gains) losses	913	(2,617)	756	7,737
Other (income) expenses—net	25,996	34,174	11,783	220,303
Income before income taxes, minority interest and equity in net income (loss) of affiliated companies	¥ 90,778	¥ 78,572	¥ 53,953	$ 769,303
Assets				
Total segment assets under Japan GAAP	¥2,108,462	¥2,038,043	¥1,975,518	$17,868,322
Unallocated assets under Japan GAAP	13,389	27,615	29,963	113,466
Elimination of intersegment assets and liability under Japan GAAP	(108,784)	(98,060)	(113,752)	(921,898)
Adjustments/Reclassifications to U.S. GAAP	150,913	80,590	103,962	1,278,924
Total assets	¥2,163,980	¥2,048,188	¥1,995,691	$18,338,814
Expenditures for segment assets:				
Total expenditures for assets for reportable segment	¥ 98,236	¥ 126,875	¥ 123,227	$ 832,509
Adjustments/Reclassifications to U.S. GAAP	20,435	7,747	22,986	173,177
Total expenditures	¥ 118,671	¥ 134,622	¥ 146,213	$ 1,005,686

19. Subsequent Event

Shareholders' meeting

On May 15, 2003, the shareholders authorized payment of a cash dividend of ¥22 ($0.19) per share totaling ¥7,326 million ($62,085 thousand) to shareholders of record at February 20, 2003.

Tohmatsu & Co.
[illegible]
[illegible]
Minato-ku, Tokyo [illegible], Japan

Tel [illegible]
Fax [illegible]
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS' REPORT

To Shareholders and Board of Directors of
ÆON CO., LTD.:

We have audited the accompanying consolidated balance sheets of ÆON CO., LTD. and subsidiaries as of February 20, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended February 20, 2003 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ÆON CO., LTD. and subsidiaries at February 20, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended February 20, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, ÆON CO., LTD. and subsidiaries have adopted Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" since the fiscal year ended February 20, 2003.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 15, 2003

Board of Directors and Executive Officers

Board of Directors

Toshiji Tokiwa
Chairman of the Board, ÆON Co., Ltd.

Motoya Okada
President, ÆON Co., Ltd.

Yutaka Furutani
Senior Executive Vice President, Operations and Merchandising, ÆON Co., Ltd.

Yoshiki Mori
President and Representative Director, ÆON Credit Service Co., Ltd.

Tadashi Ogawa
Chairman and Representative Director, Japan Tobacco Inc.

Yoshiharu Fukuhara
Honorary Chairman, Shiseido Co., Ltd.

Minoru Makihara
Chairman and Representative Director, Mitsubishi Corp.

Genzo Yamazaki
Attorney at Law and Corporate Auditor, Marunouchi Tokai Co., Ltd.

Executive Officers

Chairman
Toshiji Tokiwa*

President
Motoya Okada*

Senior Executive Vice President
Yutaka Furutani

Executive Vice President
Yoshiki Sakamoto
Mitsuo Hoshina

Senior Vice President
Hisateru Taniuchi
Naoki Hayashi
Akihito Tanaka
Yoichi Kimura
Tatsuichi Yamaguchi
Noriyuki Murakami
Kunio Nakamura
Atsunobu Agata
Fukunobu Hirashima

Vice President
Minoru Mukai
Hiroaki Nagao
Masaaki Toyoshima
Kunihiko Hisaki
Teiichiro Noguchi
Shigeyuki Hayamizu

* Representative Executive Officers

Corporate History

1758

Sanemon Okada establishes Okadaya, the forerunner of JUSCO, in Yokkaichi and begins trading in kimono fabrics and accessories.

1926

Sept. Soemon Okada restructures Okadaya as a joint stock company.

1968

May Business tie-up established between Okadaya and Futagi.

1969

Feb. JUSCO established as a joint purchasing organization through joint venture of Okadaya, Futagi and Shiro.

Mar. JUSCO and Mitsubishi Shoji jointly establish Diamond City.

1970

Mar. Okadaya merges with Futagi, Okadaya chain, Kawamura and JUSCO. Okadaya changes name to JUSCO in April

1972

Aug. JUSCO merges with Yamaciya, Yamateya Sangyo and Keihan JUSCO.

1974

Sept. JUSCO listed on second sections of the Tokyo, Osaka and Nagoya Stock Exchanges.

1976

Aug. JUSCO moved up to first sections of the Tokyo, Osaka and Nagoya Stock Exchanges.

1980

Sept. JUSCO credit card issued.

1984

Sept. Jaya JUSCO Stores established in Malaysia

Oct. Business agreement concluded with U.K.'s Laura Ashley.

Dec. Siam JUSCO established in Thailand.

1985

June Jaya JUSCO Stores opens the first overseas store for JUSCO.

Dec. JUSCO Stores (Hong Kong) established.

1986

Feb. Laura Ashley Japan established as joint venture between JUSCO and Laura Ashley.

1988

June Talbots, a U.S. women's fashion specialty chain store, joins JUSCO Group.

Sept. Well Mart Co., Ltd. listed on the OTC market.

1989

Sept. JUSCO Group renamed ÆON Group, and ÆON Group 1% Club established to promote activities of benefit to society.

Oct. Diamond City listed on Second Section of Osaka Stock Exchange.

1990

Apr. JUSCO forms joint venture with U.K.-based The Body Shop.

June ÆON Forest, which carries out domestic operations of The Body Shop, established.

Aug. Cox listed on the OTC market.

Aug. JUSCO announces participation in management of U.K.'s Laura Ashley.

1991

Jan. ÆON Group Environment Foundation established.

Oct. Jaya JUSCO Stores Melaka Store opens in Malaysia—first overseas store to have trees planted under ÆON Hometown Forest Program.

1992

Jan. JUSCO, Keiyo and Ishiguro Homa conclude business and capital tie-up to develop new type of discount store.

1993

July Ministop listed on Second Section of Tokyo Stock Exchange.

Nov. Talbots listed on New York Stock Exchange.

1994

Feb. JUSCO Stores (Hong Kong) listed on Hong Kong Stock Exchange.

July Tie-up with Claire's Stores, America's largest chain store of fashion accessories, to develop chain in Japan.

Sept. Private brand TOPVALU launched.

Dec. ÆON Credit Service floats its shares on the OTC market.

1995

Jan. JUSCO forms tie-up with The Sports Authority.

Jan. Operational and capital partnership established between JUSCO and Tsuruha.

Aug. Ishiguro Homa, Maka and Ishiguro JUSCO merge to establish Homac.

Sept. AEON Credit Service (Asia) listed on Hong Kong Stock Exchange.

Nov. Blue Grass floats its shares on the OTC market.

Dec. Guangdong JUSCO Teem Stores and Shanghai JUSCO established.

Dec. JUSCO becomes capital participant in Home Wide.

1996

Mar. Qingdao Dongtai JUSCO established.

July Guangdong JUSCO Teem Stores opens JUSCO's first regional store in China

July JUSCO, Mitsubishi Corporation, and Mitsubishi Shoji Sekiyu jointly finance the establishment of Mega Petro.

Aug. JUS-Photo floats its shares on the OTC market.

Aug. Ministop moves from Second Section of Tokyo Stock Exchange to First Section.

Dec. ÆON Credit Service listed on Second Section of Tokyo Stock Exchange.

Dec. Jaya JUSCO Stores listed on main board of Kuala Lumpur Stock Exchange.

1997

Feb. ÆON Fantasy established.

Oct. JUSCO announces cooperation with Yaohan Japan as latter applies for protection under Corporate Restructuring Law.

Nov. JUSCO becomes capital participant in Medical Ikkou.

1998

July JUSCO becomes a capital participant in Kojima, the largest pet shop chain in Japan, to form the fully capitalized Pet City.

July JUSCO begins cooperating with the major American fashion apparel chain Liz Claiborne.

July 2,500 volunteers from China and Japan participate in first tree-planting along the Great Wall of China. Event repeated in 1999 and 2000.

Aug. ÆON Credit Service listed on First Section of Tokyo Stock Exchange.

1999

Jan. Donation drive held for Cambodian artificial limb center. Drive to be repeated in the following three years.

Jan. JUSCO, Tsuruha and Kraft establish business tie-up. JUSCO becomes capital participant in Kraft.

Feb. Liz Japan established.

Mar. JUSCO Oyama store and JUSCO Geino SC obtain ISO14001 certification.

Apr. ÆON Cinemas established (first complex opens in Kyoto in July).

Aug. JUSCO merges Shinshu JUSCO and Ogiya JUSCO.

Aug. Primart and Okinawa JUSCO merge to establish Ryukyu JUSCO.

Aug. Kyushu JUSCO and Amami JUSCO merge.

Aug. JUSCO, Tsuruha and Drug Eleven establish business tie-up, and JUSCO becomes capital participant in Drug Eleven.

Sept. ÆON Group Environment Foundation starts Satoyama preservation activity.

Oct. Frex, Acore and Chubu Well Mart merge to establish Frex Acore.

2000

Jan. JUSCO, Tsuruha and Sugi Pharmacy establish business and capital tie-up.

Feb. JUSCO and Greencross-coa establish business and capital tie-up

Feb. Sapporo Food Center announces merger with Hokkaido JUSCO.

Feb. JUSCO merges Hokuriku JUSCO

Feb. JUSCO Stores (Hong Kong) receives "Hong Kong Eco Business, Gold Prize" for 1999.

Mar. Well Mart announces merger with Sanyo Maxvalu.

Mar. Yaohan Japan reorganization plan approved by the authorities. It changes its name to Yaohan and enters into ÆON Group. First store of rejuvenated Yaohan opens in April.

Mar. Private brand TOPVALU rejuvenated.

Apr. JUSCO and Hac-kimisawa establish business and capital tie-up.

Apr. JUSCO, Takiya Shoji and Sugi Pharmacy establish business tie-up. JUSCO becomes capital and business participant in Takiya Shoji.

May Takuya Okada retires as Chairman of JUSCO and becomes Honorary Chairman and Adviser. Toshiji Tokiwa becomes Chairman.

May Tohoku Well Mart changes name to Maxvalu Tohoku.

June JUSCO obtains ISO14001 certification for all of its offices and stores.

Aug. Kyushu JUSCO floats its shares on the OTC market.

Aug. Maxvalu Tohoku listed on Second Section of Tokyo Stock Exchange.

Aug. Well Mart and Sanyo Maxvalu merge and change name to Maxvalu Nishinihon.

Oct. Sapporo Food Center and Hokkaido JUSCO merge and change name to Maxvalu Hokkaido

Oct. Frex Acore changes name to Maxvalu Chubu.

Dec. The total number of trees planted under ÆON Hometown Forest Program exceeds 4 million.

2001

Jan. "ÆON Welcia Stores" selected as the provisional group name for the ÆON Group Pharmacy and Drugstore Alliance.

Apr. ÆON Group begins to gather donations for school construction program in Cambodia

June ÆON's Sendai Distribution Center becomes operational.

June ÆON Kosan changes name to ÆON Mall.

Aug. Takiya Shoji and Drux merge as Takiya.

Aug. JUSCO Co., Ltd. becomes ÆON Co., Ltd., and ÆON Group name changed to ÆON. "Global 10" vision announced.

Oct. Greencross-coa registered for OTC share trading.

Dec. AEON Thana Sinsap (Thailand) listed on Thai Stock Exchange.

2002

Feb. ÆON Fantasy registered for OTC share trading.

Mar. Yaohan recovery plan completed and Yaohan becomes Maxvalu Tokai.

Mar. Yamaya Corporation listed on Second Section of Tokyo Stock Exchange.

Mar. Maxvalu Kyushu established.

May ÆON Co., Ltd. and Drug Terashima establish business and capital tie-up.

May Hallo, a supermarket chain, joins ÆON.

Jul. ÆON Mall listed on First Section of Tokyo Stock Exchange.

Sep. IINO Co., Ltd. joins ÆON Welcia Stores drugstore alliance.

Nov. Diamond City listed on Second Section of Tokyo Stock Exchange.

2003

Feb. Diamond City listed on first sections of Tokyo and Osaka Stock Exchanges.

May ÆON Co., Ltd. adopts Company with Committees governance structure.

Major Group Companies (as of Feb 28, 2003)

General Merchandise Stores (GMS)

ÆON Co., Ltd.
*Kyushu JUSCO Co., Ltd.
*Jaya JUSCO Stores Bhd.
*JUSCO Stores (Hong Kong) Co., Ltd.
*Ryukyu JUSCO Co., Ltd.
*Siam JUSCO Co., Ltd.
*Guangdong JUSCO Team Stores Co., Ltd.
*Qingdao Dongtai JUSCO Co., Ltd.
*Shenzhen JUSCO Friendship Stores Co., Ltd.

Supermarkets

*Maxvalu Hokkaido Co., Ltd.
*Maxvalu Tohoku Co., Ltd.
Maxvalu Chubu Co., Ltd.
*Maxvalu Nishinihon Co., Ltd.
*Maxvalu Tokai Co., Ltd.
*Maxvalu Kyushu Co., Ltd.
*Hallo Co., Ltd.
*Nishikyushu Well Mart Co., Ltd.

Home Centers

Home Wide Corp.

Convenience Stores

*Ministop Co., Ltd.

Department Stores

*Bon Belta Isejin Co., Ltd.
*Bon Belta Co., Ltd.
*Tachibana Department Store Co., Ltd.

Specialty stores

*The Talbots, Inc.
*Blue Grass Co., Ltd.
*Cox Co., Ltd.
*Talbots Japan Co., Ltd.
*Laura Ashley Japan Co., Ltd.
*ÆON Forest Co., Ltd.
*Mega Sports Co., Ltd.
Claire's Nippon Co., Ltd.
*Nusep Co., Ltd.
*Abilities JUSCO Co., Ltd.
*Book Bahn Co., Ltd.
*Petcity Co., Ltd.
Kojima Co., Ltd.
*Mega Petro Co., Ltd.

Drugstores

Kraft Inc.
Medical Ikkou Co., Ltd.
Drug Eleven Co., Ltd.
*Tahiya Co., Ltd.

Welpark Co., Ltd.
Hac Kimisawa Co., Ltd.
Green Cross-Coa Co., Ltd.
Iino Co., Ltd.

SC Development Operations

Diamond City Co., Ltd.
*ÆON Mall Co., Ltd.
Diamond Family Co., Ltd.
LOC Development Co., Ltd.

Financial Services

*ÆON Credit Service Co., Ltd.
*AEON Credit Service (Asia) Co., Ltd.
*AEON Thana Sinsap (Thailand) Plc.
*AEON Credit Service (M) Sdn. Bhd.
*AEON Credit Service (Taiwan) Co., Ltd.

Services

*ÆON Fantasy Co., Ltd.
*Jusvel Co., Ltd.
*Reform Studio Co., Ltd.
*Zwei Co., Ltd.
*ÆON Techno Service Co., Ltd.
*ÆON Cinemas Co., Ltd.
*Quality Control Center Co., Ltd.

Food Services

*Gourmet D'Or Co., Ltd.
*Jack Co., Ltd.

Food Processing, Distribution and Other Operations

*Certo Co., Ltd.
*Food Supply JUSCO Co., Ltd.
*Aic, Inc.
Yarla Co., Ltd.
*Osaka Delica Co., Ltd.
*Tasmania Feedlot Pty. Ltd.

e-commerce Business

*AEON Visty Co., Ltd.

*Consolidated subsidiaries.
Listed companies are shown in bold.

•ÆON 1% Club
•ÆON Environment Foundation
•The Cultural Foundation of Okada

Shareholder Information

Head Office
1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba
261-8515, Japan
Tel: 81-(43)-212-6042
Fax: 81-(43)-212-6849
Homepage: http://www.aeon.info

Capital Stock
¥51,296 million (333,274,674 shares)

Shareholders' Meeting
May 15, 2003

Stock Exchange Listing
Tokyo, Osaka and Nagoya Stock Exchanges
Luxembourg, Düsseldorf and Frankfurt Stock Exchanges

Transfer Agent
The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-8574, Japan

Independent Auditors
Deloitte Touche Tohmatsu
MS Shibaura Bldg., 13-23, Shibaura
4-chome, Minato-ku, Tokyo 108-8530, Japan